Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 05/19//17	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address (Do not use a P.O. Box): 7 Roszel Road, Suite 5-A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

SEC
Mail Processing
Section
MAY 22 2017
Washington DC
412

17002649

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
609-897-7315

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
MIAX PEARL, LLC
7 Roszel Road, Suite 5-A
Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 02/11/16 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: May 19, 2017

By: Barbara J Comly
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Securities and Exchange
MAY 22 2017
RECEIVED

Subscribed and sworn before me this 19th day of May, 2017.

Jane Post
Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

MIAX PEARL, LLC
("PEARL")

Form 1 Amendment 2017-05
Annual Filing

May 19, 2017

EXHIBIT D	Financial statements for each subsidiary or affiliate of the exchange.
EXHIBIT I	Audited financial statements of the applicant for the latest fiscal year.
EXHIBIT K	Shareholders owning 5% or more of the applicant.
EXHIBIT M	List of members of the exchange.
EXHIBIT N	Schedule of securities listed or traded pursuant to unlisted trading privileges on the exchange.

EXHIBIT D

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Response:

1. Unaudited unconsolidated financial statements of Miami International Holdings, Inc. as of December 31, 2016 are attached.

2. Audited unconsolidated financial statements of Miami International Securities Exchange, LLC as of December 31, 2016 are attached.

3. Unaudited unconsolidated financial statements of Miami International Technologies, LLC as of December 31, 2016 are attached.

4. Miami International Futures Exchange, LLC and MIAX Global, LLC are not yet active and financial statements are not available for these companies.

MIAMI INTERNATIONAL HOLDINGS, INC.

Financial Statements
December 31, 2016 and 2015

(Unaudited)

MIAMI INTERNATIONAL HOLDINGS, INC.
UNCONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	2016	2015
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 407,030	$ 444,357
Prepaid and other current assets	1,783,546	605,468
Due from subsidiaries (to MIH)	301,266,769	233,000,989
Total current assets	303,457,345	234,050,814
Fixed assets, net of depreciation and amortization	5,343,477	5,283,061
Other assets	527,150	13,919
Total assets	$ 309,327,972	$ 239,347,794
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and other liabilities	$ 2,476,851	$ 3,218,894
Accrued compensation payable	1,445,166	1,405,304
Current debt	34,465,938	10,894,495
Total current liabilities	38,387,955	15,518,693
Long term debt	2,085,973	-
Warrants with puttable shares (Cash obligation December 31, 2016 and 2015, $0)	29,105,070	27,532,476
Total liabilities	69,578,998	43,051,169
SHAREHOLDERS' EQUITY		
Preferred stock - par value $0.001 (25,000,000 authorized; 6,000 Series B issued and outstanding)	6	6
Common stock - voting and nonvoting, par value $0.001 (600,000,000 authorized (voting 400,000,000, nonvoting 200,000,000); 61,953,104 issued and outstanding at December 31, 2016 (voting 58,588,180, nonvoting 3,364,924) and 60,189,136 issued and outstanding at December 31, 2015 (voting 57,549,212, nonvoting 2,639,924)	61,953	60,189
Additional paid in capital in excess of par	392,910,230	329,568,810
Accumulated deficit	(153,223,215)	(133,332,380)
Total shareholders' equity	239,748,974	196,296,625
Total liabilities and shareholders' equity	$ 309,327,972	$ 239,347,794

MIAMI INTERNATIONAL HOLDINGS, INC.
UNCONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Years Ended December 31, 2016	Years Ended December 31, 2015
REVENUES		
Other revenue	$ -	$ -
Total revenues	-	-
OPERATING EXPENSES		
Employee compensation and benefits	5,961,421	5,031,243
Information technology and communication costs	13,577	175,080
Depreciation and amortization	823,788	334,116
Occupancy costs	373,148	350,219
Professional services	1,392,587	1,556,491
Financial and banking consulting services	1,168,841	521,948
Share based compensation to third parties	848,568	770,612
Directors' fees	439,639	519,351
Other	917,953	718,750
Total operating expenses	11,939,522	9,977,810
OPERATING LOSS	(11,939,522)	(9,977,810)
Interest expense	(3,326,128)	(2,243,136)
Amortization of debt discount and beneficial conversion feature	(314,605)	(1,181,506)
Financing related costs	(4,310,580)	(7,907,498)
NET LOSS	$ (19,890,835)	$ (21,309,950)

MIAMI INTERNATIONAL HOLDINGS, INC.
UNCONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Years Ended December 31, 2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (19,890,835)	$ (21,309,950)
Adjustments to reconcile net loss to net cash used in operating activities		
Amortization of debt discount	311,955	387,976
Amortization of beneficial conversion	2,650	793,529
Debt conversion expense	182,065	1,979,652
Deferred interest	1,792,285	-
Financing related costs - letter of credit	3,212,695	401,587
Depreciation expense	823,788	334,116
Share based compensation expense	3,483,845	4,604,524
Changes in operating assets and liabilities		
Due from subsidiaries (to MIH)	(68,265,780)	(52,031,266)
Share based compensation expense allocated to subsidiaries	50,415,239	48,017,183
Prepaid and other current assets	(1,178,078)	(209,450)
Other assets	(513,231)	(1,032)
Accounts payable and other liabilities	(742,043)	(638,500)
Accrued compensation payable	39,861	25,826
Net cash used in operating activities	(30,325,584)	(17,645,805)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(211,360)	(997,715)
Net cash used in investing activities	(211,360)	(997,715)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from debt	42,240,994	18,167,102
Repayments of term debt	(13,888,857)	(15,559,984)
Proceeds from purchase of warrants and warrant extension	17,480	-
Proceeds from issuance of series B preferred stock	-	59,002
Proceeds from issuance of common stock	2,130,000	16,419,330
Net cash provided by financing activities	30,499,617	19,085,450
Increase (decrease) in cash and cash equivalents	(37,327)	441,930
Cash and cash equivalents at beginning of year	444,357	2,427
Cash and cash equivalents at end of year	$ 407,030	$ 444,357
Cash paid during the year for interest	$ 1,002,059	$ 1,252,462
Conversion of short term loan to common stock	$ 2,375,000	$ 8,685,434

MIAMI INTERNATIONAL HOLDINGS, INC.
UNCONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
December 31, 2016 and 2015
(UNAUDITED)

	Preferred Stock - Series B		Common Stock - Voting and Nonvoting		Additional Paid in Capital	Accumulated Deficit	Total Shareholders Equity (Deficit)
	Shares	Amount	Shares	Amount			
Balance, December 31, 2014	-	$ -	54,190,904	$ 54,191	$ 275,617,741	$ (112,022,430)	$ 163,649,502
Issuance of common stock	-	-	1,858,335	1,858	11,050,413	-	11,052,271
Issuance of warrants with common stock	-	-	-	-	97,679	-	97,679
Issuance of common stock - warrant exercise price reduction offering	-	-	1,609,989	1,610	5,267,770	-	5,269,380
Issuance of warrants with warrant exercise price reduction offering	-	-	-	-	368,439	-	368,439
Issuance of common stock - debt conversions	-	-	1,999,367	1,999	8,683,434	-	8,685,434
Issuance of common stock - short-term debt	-	-	175,874	176	695,413	-	695,589
Issuance of warrants with short-term debt, short-term debt amendments or letter of credit	-	-	-	-	1,529,796	-	1,529,796
Beneficial conversion feature	-	-	-	-	531,624	-	531,624
Debt conversion expense	-	-	-	-	1,979,652	-	1,979,652
Warrants with puttable shares	-	-	-	-	(27,532,476)	-	(27,532,476)
Employee stock transactions	6,000	6	4,667	5	58,991	-	59,002
Share based compensation - issuance of common stock net of forfeitures for employees and consultants	-	-	350,000	350	3,199,594	-	3,199,944
Share based compensation - issuance of warrants - common stock	-	-	-	-	704,580	-	704,580
Share based compensation - issuance of warrants - strategic investors	-	-	-	-	42,443,153	-	42,443,153
Share based compensation - issuance of options net of forfeitures	-	-	-	-	4,873,006	-	4,873,006
Net loss	-	-	-	-	-	(21,309,950)	(21,309,950)
Balance, December 31, 2015	6,000	6	60,189,136	60,189	329,568,810	(133,332,380)	196,296,625
Issuance of common stock	-	-	400,000	400	1,740,513	-	1,740,913
Issuance of warrants or warrant extensions	-	-	-	-	17,480		17,480
Issuance of warrants with common stock	-	-	-	-	259,087	-	259,087
Issuance of common stock - warrant exercise price reduction offering	-	-	50,000	50	129,950	-	130,000
Issuance of common stock - debt conversions	-	-	475,000	475	2,374,525	-	2,375,000
Issuance of common stock - debt	-	-	103,968	104	413,344	-	413,448
Issuance of warrants with debt, debt amendments or letter of credit	-	-	-	-	5,488,871	-	5,488,871
Beneficial conversion feature	-	-	-	-	395,845	-	395,845
Debt conversion expense	-	-	-	-	182,065	-	182,065
Warrants with puttable shares	-	-	-	-	(1,572,594)	-	(1,572,594)
Share based compensation - issuance of common stock net of forfeitures for employees and consultants	-	-	735,000	735	3,389,190	-	3,389,925
Share based compensation - issuance of warrants - common stock	-	-	-	-	706,996	-	706,996
Share based compensation - issuance of warrants - strategic investors	-	-	-	-	44,178,911	-	44,178,911
Share based compensation - issuance of options net of forfeitures	-	-	-	-	5,637,237	-	5,637,237
Net loss	-	-	-	-	-	(19,890,835)	(19,890,835)
Balance, December 31, 2016	6,000	$ 6	61,953,104	$ 61,953	$ 392,910,230	$ (153,223,215)	$ 239,748,974

Financial Statements and Report of
Independent Certified Public Accountants

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

December 31, 2016 and 2015

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

TABLE OF CONTENTS

Grant Thornton

Grant Thornton LLP
186 Wood Avenue
Iselin, NJ 08830

T 732.516.5500
F 732.516.5502
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Miami International Securities Exchange, LLC

We have audited the accompanying financial statements of Miami International Securities Exchange, LLC (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations and member's deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Miami International Securities Exchange, LLC as of December 31, 2016 and 2015 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred a substantial cumulative loss since the date of inception and while its operations are generating revenue, they are not yet cash flow positive. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Grant Thornton LLP

Iselin, New Jersey
May 4, 2017

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
Balance Sheets
December 31, 2016 and 2015

	2016	2015
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 166,085	$ 1,249,762
Accounts receivable	5,789,855	5,703,071
Marketing fees receivable	2,477,310	2,825,576
Prepaid and other current assets	2,008,463	2,517,184
Total current assets	10,441,713	12,295,593
Fixed assets, net of depreciation and amortization	5,350,480	8,473,236
Internally developed software, net of amortization	12,166,245	10,140,133
Other assets	1,173,554	1,590,670
Total assets	$ 29,131,992	$ 32,499,632
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and other liabilities	$ 3,285,824	$ 3,729,050
Marketing fees payable	2,502,653	2,864,782
Accrued compensation payable	1,412,887	3,600,047
Current debt	3,412,034	4,579,654
Deferred transaction revenues	-	250,000
Due to MIH	266,199,957	231,175,417
Total current liabilities	276,813,355	246,198,950
Long term debt	311,448	2,790,362
Total liabilities	277,124,803	248,989,312
DEFICIT IN MEMBER'S EQUITY		
Accumulated losses	(247,992,811)	(216,489,680)
Total member's deficit	(247,992,811)	(216,489,680)
Total liabilities and deficit in member's equity	$ 29,131,992	$ 32,499,632

The accompanying notes are an integral part of these financial statements.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
Statements of Operations and Member's Deficit
December 31, 2016 and 2015

	Years Ended December 31,	
	2016	**2015**
REVENUES		
Transaction fees	$ 48,909,702	$ 46,626,922
Access fees	12,402,801	8,823,192
Regulatory fees	18,422,971	15,839,953
Market data fees	5,616,733	5,862,421
Other revenue	1,594,737	1,506,221
Total revenues	86,946,944	78,658,709
COST OF REVENUES		
Transaction rebates	(32,171,844)	(28,748,068)
NET REVENUES	54,775,100	49,910,641
OPERATING EXPENSES INCURRED DIRECTLY OR ALLOCATED FROM PARENT		
Employee compensation and benefits	15,565,146	24,297,395
Information technology and communication costs	5,220,795	5,943,702
Depreciation and amortization	7,298,309	9,226,932
Occupancy costs	801,195	1,336,795
Professional services	143,803	630,388
Regulatory services fees	1,363,146	1,173,860
Financial and banking consulting services	246,342	269,020
Trading operations costs	6,469,016	5,289,859
Share based compensation to third parties	28,600	23,931
Directors' fees	1,163,390	1,374,840
Other	1,815,974	2,243,683
Total operating expenses	40,115,716	51,810,405
OPERATING PROFIT/ (LOSS)	14,659,384	(1,899,764)
Interest expense	(571,327)	(613,828)
Financing related costs	(45,591,188)	(42,629,494)
NET LOSS	(31,503,131)	(45,143,086)
Member's deficit at beginning of year	(216,489,680)	(171,346,594)
Member's deficit at end of year	$ (247,992,811)	$ (216,489,680)

The accompanying notes are an integral part of these financial statements.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
Statements of Cash Flows
December 31, 2016 and 2015

	Years Ended December 31,	
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (31,503,131)	$ (45,143,086)
Depreciation and amortization	7,298,309	9,226,932
Adjustments to reconcile net loss to net cash provided by operating activities		
Changes in operating assets and liabilities		
Accounts receivable	(86,784)	(2,454,621)
Marketing fees receivable	348,266	(437,735)
Prepaid and other current assets	508,720	(330,372)
Other assets	116,148	69,230
Accounts payable and other liabilities	(443,226)	(2,283,659)
Marketing fees payable	(362,129)	423,733
Accrued compensation payable	(2,187,159)	484,289
Deferred transaction revenue	(250,000)	36,020
Due to MIH	35,024,540	50,205,694
Net cash provided by operating activities	8,463,554	9,796,425
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(4,861,162)	(5,572,857)
Net cash used in investing activities	(4,861,162)	(5,572,857)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from debt	261,173	260,318
Repayments of debt	(4,947,242)	(3,361,734)
Net cash used in financing activities	(4,686,069)	(3,101,416)
Increase (decrease) in cash and cash equivalents	(1,083,677)	1,122,152
Cash and cash equivalents at beginning of year	1,249,762	127,610
Cash and cash equivalents at end of year	$ 166,085	$ 1,249,762
Cash paid during the year for interest	$ 571,327	$ 575,530
Non-cash investing activities		
Assets acquired under capital leases	$ 1,039,534	$ 1,671,283
Non-cash amount related to capitalized internally developed software	259,930	430,222
Total non-cash investing activities	$ 1,299,464	$ 2,101,505

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND OPERATIONS

Miami International Securities Exchange, LLC ("MIAX" or the "Company") was formed in the State of Delaware on September 10, 2007 and is a wholly-owned subsidiary of Miami International Holdings, Inc. (the "Parent" or "MIH"), and an affiliate of Miami International Technologies, LLC ("MIAX Technologies") and Miami International Futures Exchange, LLC ("MIAX Futures") and MIAX Global, LLC, which was formed on June 30, 2015. The Company commenced its operations on February 27, 2008. The name of the Company was changed from Miami International Stock Exchange, LLC to Miami International Securities Exchange, LLC on April 21, 2010. MIAX PEARL, LLC (" MIAX PEARL"), a second equity options exchange and subsidiary of MIH was launched on February 6, 2017.

In November 2012, the Company completed the development of its trading systems in anticipation of an early December launch. On December 3, 2012, MIAX received an Approval Order from The United States Securities and Exchange Commission ("SEC") of its application for registration as a National Securities Exchange and began trading equity options on December 7, 2012.

In December 2011, the Board of Directors approved the amendment by the Parent of its Restated Certificate of Incorporation to place certain ownership and voting limitations on the holders of capital stock of the Parent as required by the SEC in connection with the approval of MIAX as a registered national securities exchange pursuant to Section 6(a) of the Securities and Exchange Act of 1934 (the "Exchange Act") (the limitations collectively referred to herein as the "Share Restrictions"), which Share Restrictions apply commencing on December 3, 2012 (the "Registration Date") that MIAX is registered as a national securities exchange pursuant to Section 6(a) of the Exchange Act (the "Amendment"). The Amendment became effective upon approval of the same by the shareholders of the Parent on August 31, 2012.

In December 2011, the Parent's Board of Directors also approved the Amended and Restated Bylaws of the Parent containing provisions required in connection with the registration of MIAX as a national securities exchange, which Amended and Restated Bylaws became effective on the August 31, 2012.

There are risks related to the development and launch of new exchanges, including but not limited to, additional costs to bring each platform operational, obtaining the approvals to operate from the SEC and CFTC, and market acceptance, as well as the ability to adapt to the ongoing changes within the securities industry and regulatory environment. The Company's Parent continues to raise capital as needed to meet short-term liquidity requirements. As revenues increase over time, management anticipates that the capital raising efforts will no longer be required. The Company has incurred a cumulative loss of $247,992,811 from February 27, 2008 (inception) to December 31, 2016.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent on its Parent's ability to obtain additional financing as may be required and its Parent's decision to fund the Company's operations and ultimately on its ability to attain profitability.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

All highly liquid investments purchased with an original maturity of three months or less are considered cash equivalents.

The Company periodically maintains cash balances at financial institutions in excess of the $250,000 Federal Deposit Insurance Corporation insurance limit. As of December 31, 2016 and 2015, cash and cash equivalents were held at major financial institutions. Cash and cash equivalents approximate fair value. It is the Company's policy to monitor the credit standing of the financial institutions with which it conducts business.

Prepaid Expenses

Prepaid expenses primarily consist of prepaid software maintenance fees.

Accounts Receivable

Accounts Receivable consists primarily of transaction, access and regulatory fees and the Company's share of distributable revenue receivable from the Options Price Reporting Authority ("OPRA"). Accounts receivable are primarily collected through the Options Clearing Corporation ("OCC") and are with large, highly-rated clearing firms; therefore concentrations of credit risk are limited. The Company has no financing related receivables.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets ranging from three to five years. Fixed assets acquired under capital leases are depreciated over the life of the lease. Leasehold improvements are amortized over the estimated useful lives of the improvements or the remaining terms of the leases, whichever is less. Any gain or loss on the retirement of assets is recognized currently.

Depreciable assets are only evaluated for impairment upon a significant change in the operating or macroeconomic environment. In these circumstances, if an evaluation of the undiscounted cash flows indicates impairment, the asset is written down to its estimated fair value, which is based on discounted future cash flows. Useful lives are periodically evaluated to determine whether events or circumstances have occurred that indicate the need for revision.

Computer Software Developed or Obtained for Internal Use

The Company follows the provisions of ASC 350, Intangibles - Goodwill and Other ("ASC 350"). The Company capitalizes costs of internally developed software incurred during the application development stage, which includes design, coding, installation and testing activities. The Company amortizes these costs over the period to which benefit is provided.

Other Assets

Other assets primarily consist of long-term membership and participation fees paid to industry associations.

Due to MIH

The majority of all Company expenditures to date have been funded by the Parent. The Due to MIH balance represents the combination of allocated costs from current and prior years as well as the liability for allocated net assets.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace and facility for the trading of equity options, are primarily attributable to the Company and MIAX PEARL. The Company's allocated portion of costs is included in the accompanying statements of operations and member's deficits. While equipment leasing costs are allocated to MIAX and MIAX PEARL all other financing and capital raising costs are not allocated to the subsidiaries and are reflected solely in the Parent company financial statements. The Company considers changes in the amount Due to MIH to be operating activity for purposes of the Statements of Cash Flows.

Marketing Fees

The Company facilitates the collection of marketing fees charged to market makers on certain customer trades executed at MIAX. These funds are accumulated in pools that are disbursed by the Company to order flow providers in accordance with instructions received from the market makers who are responsible for the pools. Pursuant to ASC 605-45, Revenue Recognition - Principal Agent Considerations, the Company reflects the assessments and payments on a net basis, with no impact on revenues or expenses. As of December 31, 2016 and 2015, amounts assessed by the Company on behalf of others are included in current assets and payments due to others included in current liabilities.

Revenue Recognition

The Company's revenue recognition policies comply with ASC 605, Revenue Recognition ("ASC 605"). Revenue will be recognized when all of the following criteria are met: (1) persuasive evidence that an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the seller's price to the buyer is fixed and determinable; and (4) collectability is reasonably assured. Revenue recognition policies for specific sources of revenue are discussed below:

Transaction Fees: Transaction fees are a function of three variables: (1) exchange fee rates; (2) overall industry trading volume; and (3) market share achieved by MIAX. Transaction fees are assessed on a per contract basis and are considered earned upon the execution of a trade and are recognized on a trade date basis. Transaction fees are recorded net of applicable volume discounts. Rebates paid for certain customer transactions are recorded separately as a cost of revenue. In the event that member firms prepay for transaction fees, revenue is recognized as transaction fees are incurred.

Access Fees: Access fees represent fees assessed to MIAX members for the opportunity to trade and use other related functions of MIAX, including trading permits and connectivity. Access fees are recognized during the period the service is provided.

Market Data Fees: Market data revenue includes distributions from MIAX's participation in OPRA and is distributed based upon each individual exchange's market share of total options contracts cleared by the OCC. Market data revenue also includes MIAX's market data revenue earned from the sale of MIAX's Top of the Market ("TOM") data. Market data revenue is recognized in the period the data is provided.

Regulatory Fees: Regulatory fees include the Options Regulatory Fee ("ORF") and Section 31 fees. ORF is based on the number of customer contracts, as reported by OCC, executed or cleared by MIAX members on all US options exchanges and is recognized on a trade date basis. Section 31 fees of $3,665,654 are also included in regulatory fees and are charged to MIAX members. Section 31 fees are used to offset similar fees charged to MIAX by the SEC which are included in trading operations costs.

Deferred Revenue: The Company has classified amounts totaling $250,000 representing prepaid MIAX fees (see Note 7 – Equity Rights Offering) as deferred revenue at December 31, 2015. Deferred revenue is amortized to income over the applicable future periods as transaction fees are earned.

Income Taxes

MIAX is a single member limited liability company and was structured as a disregarded entity for U.S. federal, state and local income tax purposes. Accordingly, no provision for income taxes is made in MIAX's financial statements.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue for Contracts with Customers (Topic 606). Upon the effective date, the ASU replaces almost all existing revenue recognition guidance, including industry specific guidance, in US GAAP. The standard provides a five-step analysis of transactions to determine when and how revenue is recognized, based upon the core principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the standard requires additional disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB subsequently issued ASU 2015-14, Revenue from Contracts with Customers - Deferral of the Effective Date that resulted in a one year deferral of ASU 2014-09 for fiscal years beginning after December 15, 2018. Early adoption is permitted for fiscal years beginning after December 15, 2016. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements but does not expect it to have a material impact, if any.

3. FIXED ASSETS

The Company's allocation of fixed assets is comprised of the following:

	2016	2015
Furniture and equipment	$ 28,152,112	$ 24,835,985
Purchased software	1,285,293	1,219,363
	29,437,405	26,055,348
Less - accumulated depreciation and amortization	24,762,342	21,866,139
Capitalized internally developed software in-progress	675,417	4,284,027
	$ 5,350,480	$ 8,473,236

4. INTERNALLY DEVELOPED SOFTWARE

The Company capitalized $12,166,245 and $10,140,133 of development costs, net of amortization as of December 31, 2016 and 2015, respectively. Amortization expense of $4,104,137 and $3,455,813 was recorded in 2016 and 2015, respectively. Accumulated amortization as of December 31, 2016 and 2015, respectively was $12,166,245 and $8,573,383.

Future amortization of internally developed software is as follows:

Years Ending December 31,	
2017	$ 4,733,684
2018	2,816,917
2019	2,236,285
2020	1,512,341
2021	867,018
	$ 12,166,245

5. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Parent leases space for its Princeton, New Jersey office under various operating lease agreements. The leases are for approximately 26,700 square feet (the "Princeton Premises") and continue through May 31, 2020.

Relative to the Princeton Premises, the Parent became party to a $238,219 Irrevocable Standby Letter of Credit ("ISLOC") issued by the Parent's bank for the benefit of the landlord of the Company's Princeton Premises. The ISLOC expires on the one year anniversary of the date of issuance and automatically renews for one year terms through 2015. The ISLOC expired in February 2015 and the funds were returned to the Parent by the landlord. While the Parent was required by its landlords in Princeton and Miami to maintain deposits totaling $305,608 at December 31, 2016, neither deposit was required to be collateralized by a letter of credit.

Claims and Litigation

On May 30, 2014, plaintiff Harold R. Lanier filed a federal Class Action Complaint in the Southern District of New York naming all twelve options exchanges, including MIAX as defendants. Plaintiff alleged that the Exchange Defendants violated provisions of the plan to disseminate market date to the Options Price Reporting Authority ("OPRA"), thus breaching the contracts with Subscribers, through their distribution of proprietary market data that rendered the data provided by the OPRA feed stale and invalid. The exchange defendants moved to dismiss the action in September 2014 and the matter was dismissed with prejudice in April 2015. Plaintiff has filed an appeal of such dismissal. Oral argument on the appeal was heard in February 2016 and the appeal was denied. Plaintiff sought rehearing or rehearing en banc, but there is no opinion to date on such request.

In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

Employees and Directors

The Parent has entered into employment agreements with certain employees. In addition to base salaries, the agreements provide for issuance of stock options, retention and, in part, incentive bonuses based on criteria established by the Board of Directors.

6. DEBT AND CAPITAL LEASE OBLIGATIONS

The allocated debt obligations of the Company at December 31, 2016 and 2015 were $261,173 and $260,318, respectively which represented the remaining balance of a financing arrangement for annual insurance premiums.

During 2011, MIAX entered into a Master Lease Agreement (the "Lease Agreement") with a vendor. Pursuant to the Lease Agreement, the vendor provided MIAX with an aggregate amount of $19,328,892 in equipment financing. The interest rate under the Lease Agreement was 6.67% for a term of 48 months. In September, 2014 the Lease Agreement was amended to extend the maturity of the lease for an additional 18 months, maturing in August, 2017. The Amendment included an increase in the interest rate to 8.00% and provided the Lessor with a security interest by pledging the other assets of the Company. The Company considered the accounting guidance provided in ASC 840-30-35-19 regarding subsequent measurement of the changes in the provisions of a capital lease and determined that no adjustment was required in the financial statements.

In November 2015, the Company entered into two additional subleases under the amended Master Lease agreement with the vendor and leased equipment valued at $1,464,567 for a 23-month term and at $206,716 for a 22-month term. Both subleases carry an interest rate of 15% and were accounted for as capital leases. In January 2016 the Parent entered into additional subleases with the same vendor for $1.5 million of equipment at similar terms to provide two subleases.

In April 2016, the Parent entered into an equipment lease with one of its vendors for equipment valued at $2,356,524 for a 24-month term. The lease carries an interest rate of 12%. The Company was allocated $682,261 of this equipment lease. That same month the Company entered into another equipment lease with a leasing company for equipment valued at $1,160,191 for a 48-month term at an interest rate of 14.74%. The Company was allocated $282,748 of this equipment lease. Both leases were accounted for as capital leases.

Obligations under all capital leases at December 31, 2016 and 2015 were $3,462,309 and $7,109,698, respectively. The accumulated amortization for all capital leases at December 31, 2016 and 2015 were $20,443,989 and $18,965,835, respectively.

Future minimum lease payments under these obligations at December 31, 2016 are:

Years Ending December 31,	
2017	$ 3,309,420
2018	217,099
2019	92,752
2020	33,771
Total future payments	3,653,042
Less interest	190,733
Net capital lease liability	$ 3,462,309

7. EQUITY

MIAX is a single member limited liability company and has issued 100 membership units constituting 100% membership interest in the Company to MIH who is the Company's sole member. MIAX has not made any distributions for the period from February 27, 2008 (inception) through December 31, 2016.

Equity Rights Offering I

As approved by the Board of Directors on September 27, 2013, the Parent authorized the issuance and sale of up to ten A-Units and up to ten B-Units to the members of the MIAX Options Exchange, with such Units having the terms set forth below ("Offering").

Each A-Unit consists of (i) 101,695 shares (the "Shares") of common stock of the Parent, par value $0.001 per share and a purchase price of $5.00 per Share ("Common Stock") and (ii) common stock purchase warrants (the "A-Warrants") to purchase up to 2,182,639 shares of Common Stock.

Ten percent or 218,264 A-Warrants vest upon closing of the transaction and the remaining 1,964,375 A-Warrants vest over a 22.5 month period provided that the A-Unit Investor meets the specific performance criteria set forth in the A-Warrant agreement, which requires that the A-Unit Investor trade an agreed-upon number of options contracts, subject to certain exceptions, on MIAX on a daily basis over a specified number of months.

Each B-Unit consists of common stock purchase warrants (the "B-Warrants") to purchase 1,713,251 shares of Common Stock. In order to receive B-Warrants, an Investor participating in the B-Unit Offering must prepay certain MIAX Exchange Fees in the amount of $500,000 per B-Unit as set forth on the MIAX Options Exchange Fee Schedule ("MIAX Fees") for the 22-month period commencing October 1, 2013 and ending July 31, 2015 (the "Prepaid Fee Period").

The 1,713,521 B-Warrants vest commencing upon closing of the transaction up to a 22.5 month period provided that the B-Unit Investor meets the specific performance criteria set forth in the B-Warrant agreement, which requires that the B-Unit Investor trade an agreed-upon number of options contracts, subject to certain exceptions, on MIAX on a daily basis over a specified number of months.

The A-Warrants and B-Warrants (together, the "Warrants") will have an exercise period commencing upon vesting and expiring on the earlier of (i) August 31, 2020, or (ii) the two-year anniversary of a Qualified Public Offering (an initial public offering of Common Stock under the Securities Act, where the offering price, net of underwriting discounts and commissions, exceeds $250,000,000), or a merger of the Parent with and into an unaffiliated entity or corporation. In the event of a Qualified Public Offering, merger or other liquidating event, it will result in the immediate vesting of all unvested Warrants that remain eligible to vest with the A-Unit Investor and B-Unit Investor ("Investor(s)" or "Offering Participant(s)").

On September 30, 2013, the Parent entered into strategic alliances with an Investor to acquire one A-Unit and five Investors to acquire eight B-Units. As a result of the two transactions, the Parent issued 101,695 shares of Common Stock to the A-Unit Investor described above for $508,475 and received $4,000,000 for prepaid MIAX fees from the B-Unit Investors described above. The Parent recognized warrant expense of $16,344,940 for the year ended December 31, 2015 related to the fair market value associated with vested warrants due to the Investors meeting their performance criteria. This expense was allocated in its entirety to the Company and is included in financing related costs in the statement of operations. Additionally, the Company amortized $213,980 of the prepaid MIAX fees to income in 2015.

Equity Rights Offering II

On January 30, 2015 the Parent entered into a second Equity Rights offering with 7 strategic investors to acquire 18 D-Units for a total prepaid fee of $4,500,000. These D-Units are similar in structure to the B-Units described above with a few notable exceptions. Each D-unit consists of common stock purchase warrants to purchase 1,353,518 shares of common stock of the Company and requires a prepaid fee of $250,000 instead of the $500,000 that was stipulated in the B-Unit deal. The term of the transaction is for the 29-month period commencing February 1, 2015 and ending June 30, 2017. The basic terms of the second offering are similar to those of the first offering, including the warrant vesting features and the exercise periods.

For the years ended December 31, 2016 and 2015, the Company recognized warrant expenses of $44,178,911 and $26,098,212, respectively, representing the fair market value associated with vested warrants due to the Offering Participants meeting their performance criteria in the second Equity Rights offering. These expenses were allocated in their entirety to the Company and is included in financing related costs in the statement of operations. Additionally, the Company amortized $250,000 and $4,250,000 of the prepaid MIAX transaction fees to income during the years ended December 31, 2016 and 2015, respectively.

8. EMPLOYEE BENEFIT PLAN

The Parent sponsors a voluntary defined contribution 401(k) plan, which covers substantially all of the Company's employees. Neither the Parent nor the Company contribute to the 401(k) plan.

9. DIRECTORS FEES

Directors Fees

In April 2013, the Board of Directors of the Company approved the compensation amounts to be paid to Independent Directors and Committee Members of the Company for the period beginning January 1, 2013 until such time as the Board determines it is in the best interests of the Company to adopt new compensation terms (the "Director & Committee Fee Compensation"). Independent Directors and Committee Members of the Company are compensated as follows:

Independent Directors each receive $50,000 for the year, pro rata. Committee Members each receive varying amounts, pro rata, depending on which committee(s) such Committee Member is appointed. The Director & Committee Fee Compensation is payable pursuant to the following two options: (i) a maximum of 50% cash payable quarterly and the balance in stock options to purchase Nonvoting Common Stock of the Company under the 2013 Stock Option and Incentive Plan for Non-Employee Directors, Committee Members and Members of the Board of Advisors (the "2013 Stock Option and Incentive Plan"), valued at the grant date, vesting quarterly and having a term of 10 years; or (ii) taking 100% of the Director & Committee Fee Compensation in Nonvoting Common Stock options under the 2013 Stock Option and Incentive Plan, valued at the grant date and vesting quarterly.

The number of options to be granted to Independent Directors is based the Director & Committee Fee Compensation divided by the value of each option under a theoretical valuation, and the exercise price applicable to each option is the fair market value ("FMV") at the time of the grant.

Additionally, an Independent Director (not a Committee Member) receives $20,000 in value of Nonvoting Common Stock options under the 2013 Stock Option and Incentive Plan annually, commencing in the calendar year following his/her first year of board service, vesting quarterly and having a term of 10 years. The same theoretical valuation discussed above would be used to determine how many options would be granted to the Independent Director annually.

Additionally, a new Independent Director only (not a Committee Member), upon first appointment to the Board of Directors or the board of a subsidiary of the Company, will receive a grant of 50,000 Nonvoting Common Stock options under 2013 Stock Option and Incentive Plan that will fully vest after 9 months of service as a director to the Company with the exercise price being FMV on the grant date and having a term of 10 years.

10. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through May 4, 2017, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the Company's financial statements other than those listed below and elsewhere in these financial statement footnotes.

Equity Issuances

Since January 1, 2017, the Parent has raised $1,279,888 through the exercise of 319,772 previously issued warrants to purchase Common Stock. In addition, the Parent raised $1,800,000 through the direct sale of its Common Stock to one investor. In connection with the direct sale of Common Stock, the Parent issued to the same investor warrants to purchase 30,000 shares of Common Stock. In addition, the Parent issued 77,590 shares of Common Stock in satisfaction of payment for accrued interest under a promissory note.

Options

Since January 1, 2017, the Parent has issued options to purchase 110,000 shares of Series B Preferred Stock to one employee and two Directors.

Warrants

The Parent extended the termination dates of warrants to purchase an aggregate total of 7,863,438 shares of Common Stock for a period of two years from their then-current termination dates in consideration of the payment of fees totaling $2,518,290. On February 1, 2017, 17,791,150 warrants that were outstanding as of December 31, 2016 expired.

MIAMI INTERNATIONAL TECHNOLOGIES, LLC

Financial Statements
December 31, 2016 and 2015

(Unaudited)

MIAMI INTERNATIONAL TECHNOLOGIES, LLC
BALANCE SHEET
(UNAUDITED)

	2016	2015
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 62,749	$ 9,628
Accounts receivable	5,000	-
Prepaid and other current assets	7,108	85,883
Total current assets	74,857	95,511
Fixed assets, net of depreciation and amortization	-	-
Other assets	13,234	4,387
Total assets	$ 88,091	$ 99,898
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and other liabilities	$ 63,536	$ 41,299
Accrued compensation payable	269,462	353,021
Due to MIH	5,949,014	1,825,572
Total current liabilities	6,282,012	2,219,892
Long term debt	-	-
Total liabilities	6,282,012	2,219,892
DEFICIT IN MEMBER'S EQUITY		
Accumulated losses	(6,193,921)	(2,119,994)
Total member's deficit	(6,193,921)	(2,119,994)
Total liabilities and deficit in member's equity	$ 88,091	$ 99,898

MIAMI INTERNATIONAL TECHNOLOGIES, LLC
STATEMENT OF OPERATIONS
(UNAUDITED)

	Years Ended December 31,	
	2016	**2015**
REVENUES		
Other revenue	$ 135,000	$ 65,000
Total revenues	135,000	65,000
OPERATING EXPENSES		
Employee compensation and benefits	2,993,656	1,930,443
Information technology and communication costs	6,612	2,596
Depreciation and amortization	-	-
Occupancy costs	61,126	20,414
Professional services	17,808	7,932
Financial and banking consulting services	113,675	76,015
Share based compensation to third parties	2,370	-
Other	131,007	54,423
Total operating expenses	3,326,254	2,091,823
OPERATING LOSS	(3,191,254)	(2,026,823)
Interest expense	-	-
Financing related costs	(882,673)	(93,171)
LOSS BEFORE INCOME TAX AND NET LOSS	$ (4,073,927)	$ (2,119,994)
Member's deficit at beginning of year	(2,119,994)	-
Member's deficit at end of year	$ (6,193,921)	$ (2,119,994)

MIAMI INTERNATIONAL TECHNOLOGIES, LLC
STATEMENT OF CASH FLOWS
(UNAUDITED)

	Years Ended December 31,	
	2016	**2015**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (4,073,927)	$ (2,119,994)
Depreciation and amortization	-	-
Adjustments to reconcile net loss to net cash provided by operating activities		
Changes in operating assets and liabilities		
Accounts receivable	(5,000)	-
Prepaid and other current assets	78,775	(85,883)
Other assets	(8,847)	(4,387)
Accounts payable and other liabilities	22,237	41,299
Accrued compensation payable	(83,559)	353,021
Due to MIH	4,123,442	1,825,572
Net cash provided by operating activities	53,121	9,628
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	-	-
Net cash used in investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from debt	-	-
Repayments of term debt	-	-
Net cash used in financing activities	-	-
Increase in cash and cash equivalents	53,121	9,628
Cash and cash equivalents at beginning of year	9,628	-
Cash and cash equivalents at end of year	$ 62,749	$ 9,628

EXHIBIT I

Exhibit Request:

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Response:

Audited unconsolidated financial statements for MIAX PEARL, LLC as of December 31, 2016 are attached. MIAX PEARL, LLC has no consolidated subsidiaries.

Financial Statements and Report of
Independent Certified Public Accountants

MIAX PEARL, LLC

December 31, 2016

Grant Thornton

Grant Thornton LLP
186 Wood Avenue
Iselin, NJ 08830

T 732.516.5500
F 732.516.5502
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
MIAX PEARL, LLC

We have audited the accompanying financial statements of MIAX PEARL, LLC (the "Company"), which comprise the balance sheet as of December 31, 2016, and the related statements of operations and member's deficit, and cash flows for the period from February 11, 2016 (inception) to December 31, 2016, and the related notes to the financial statements.

Management's responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respccts, the financial position of MIAX PEARL, LLC as of December 31, 2016 and the results of its operations and its cash flows for the period from February 11, 2016 (inception) to December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of matter

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred a substantial cumulative loss since thc date of inception and they are not yet cash flow positive. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Grant Thornton LLP

Iselin, New Jersey
May 4, 2017

MIAX PEARL, LLC
Balance Sheet
December 31, 2016

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	5,000,000
Prepaid and other current assets		996,695
Total current assets		5,996,695
Fixed assets, net of depreciation and amortization		10,448,677
Internally developed software, net of amortization		144,598
Other assets		344,070
Total assets	$	16,934,040
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and other liabilities	$	1,118,464
Accrued compensation payable		955,931
Current debt		1,919,190
Due to MIH		29,117,798
Total current liabilities		33,111,383
Long term debt		941,797
Total liabilities		34,053,180
DEFICIT IN MEMBER'S EQUITY		
Accumulated losses		(17,119,140)
Total member's deficit		(17,119,140)
Total liabilities and deficit in member's equity	$	16,934,040

The accompanying notes are an integral part of these financial statements.

MIAX PEARL, LLC
Statement of Operations and Member's Deficit
February 11, 2016 (inception) to December 31, 2016

REVENUES	
Other revenue	$ -
Total revenues	-
OPERATING EXPENSES INCURRED DIRECTLY OR ALLOCATED FROM PARENT	
Employee compensation and benefits	8,131,859
Information technology and communication costs	4,427,436
Depreciation and amortization	2,076,301
Occupancy costs	445,151
Professional services	46,907
Financial and banking consulting services	26,414
Trading operations costs	3,758
Share based compensation to third parties	6,134
Directors' fees	55,717
Other	676,572
Total operating expenses	15,896,249
OPERATING LOSS	(15,896,249)
Interest expense	(340,218)
Financing related costs	(882,673)
NET LOSS	(17,119,140)
Member's deficit at beginning of year	-
Member's deficit at end of year	$ (17,119,140)

The accompanying notes are an integral part of these financial statements.

MIAX PEARL, LLC
Statement of Cash Flows
February 11, 2016 (inception) to December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(17,119,140)
Depreciation and amortization		2,076,301
Adjustments to reconcile net loss to net cash provided by operating activities		
Changes in operating assets and liabilities		
Prepaid and other current assets		(996,695)
Other assets		(344,070)
Accounts payable and other liabilities		1,118,464
Accrued compensation payable		955,931
Net cash used in operating activities		(14,309,209)
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures		(8,515,244)
Net cash used in investing activities		(8,515,244)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from debt		28,042
Due to MIH		29,117,798
Repayments of term debt		(1,321,387)
Net cash provided by financing activities		27,824,453
Increase (decrease) in cash and cash equivalents		5,000,000
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	5,000,000
Cash paid during the year for interest	$	340,218
Non-cash investing activities		
Assets acquired under capital leases	$	4,154,332
Non-cash amount related to capitalized internally developed software		412,915
Total non-cash investing activities	$	4,567,247

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND OPERATIONS

MIAX PEARL, LLC (" MIAX PEARL" or the "Company") was formed in the State of Delaware on February 11, 2016 and is a wholly-owned subsidiary of Miami International Holdings, Inc. (the "Parent" or "MIH"), and an affiliate of Miami International Securities, LLC ("MIAX"), Miami International Technologies, LLC ("MIAX Technologies") and Miami International Futures Exchange, LLC ("MIAX Futures") and MIAX Global, LLC, which was formed on June 30, 2015.

The Company's operations are not yet producing revenues. The development of the Company's trading system is in-process and the trading systems are not currently operational. There are risks related to the development and launch of new exchanges, including but not limited to, additional costs to bring to bring the Company's platform operational, obtaining the approvals to operate as securities exchange from the SEC, and market acceptance, as well as the ability to adapt to the ongoing changes within the securities industry and regulatory environment. The Company's Parent continues to raise capital as needed to meet short-term liquidity requirements. The Company has incurred a cumulative loss of $17,119,140 from February 11, 2016 (inception) to December 31, 2016.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments that may be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent on its Parent's ability to obtain additional financing as may be required and its Parent's decision to fund the Company's operations and ultimately on its ability to attain profitability.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

All highly liquid investments purchased with an original maturity of three months or less are considered cash equivalents.

The Company periodically maintains cash balances at financial institutions in excess of the $250,000 Federal Deposit Insurance Corporation insurance limit. As of December 31, 2016 cash and cash equivalents were held at major financial institutions. Cash and cash equivalents approximate fair value. It is the Company's policy to monitor the credit standing of the financial institutions with which it conducts business.

Prepaid Expenses

Prepaid expenses primarily consist of prepaid software maintenance fees.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets ranging from three to five years. Fixed assets acquired under capital leases are depreciated over the life of the lease. Leasehold improvements are amortized over the estimated useful lives of the improvements or the remaining terms of the leases, whichever is less. Any gain or loss on the retirement of assets is recognized currently.

Depreciable assets are only evaluated for impairment upon a significant change in the operating or macroeconomic environment. In these circumstances, if an evaluation of the undiscounted cash flows indicates impairment, the asset is written down to its estimated fair value, which is based on discounted future cash flows. Useful lives are periodically evaluated to determine whether events or circumstances have occurred that indicate the need for revision.

Computer Software Developed or Obtained for Internal Use

The Company follows the provisions of ASC 350, Intangibles - Goodwill and Other ("ASC 350"). The Company capitalizes costs of internally developed software incurred during the application development stage, which includes design, coding, installation and testing activities. The Company amortizes these costs over the period to which benefit is provided.

Other Assets

Other assets primarily consist of long-term membership and participation fees paid to industry associations.

Due to MIH

All of the Company's expenditures to date have been funded by the Parent. The Due to MIH balance represents the combination of allocated costs for the current period as well as the liability for allocated net assets.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace and facility for the trading of equity options, are primarily attributable to the Company and MIAX. The Company's allocated portion of cost are included in the accompanying statement of operations and member's deficits. While equipment leasing costs are allocated to MIAX and MIAX PEARL, all other financing and capital raising costs are not allocated to the subsidiaries and are reflected solely in the Parent company financial statements. The Company considers changes in the amount Due to MIH to be financing activity for purposes of the Statement of Cash Flows.

Income Taxes

MIAX PEARL is a single member limited liability company and was structured as a disregarded entity for U.S. federal, state and local income tax purposes. Accordingly, no provision for income taxes is made in MIAX PEARL's financial statements.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue for Contracts with Customers (Topic 606). Upon the effective date, the ASU replaces almost all existing revenue recognition guidance, including industry specific guidance, in US GAAP. The standard provides a five-step analysis of transactions to determine when and how revenue is recognized, based upon the core principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the standard requires additional disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB subsequently issued ASU 2015-14, Revenue from Contracts with Customers - Deferral of the Effective Date that resulted in a one year deferral of ASU 2014-09 for fiscal years beginning after December 15, 2018. Early adoption is permitted for fiscal years beginning after December 15, 2016. The Company is currently evaluating the impact of the adoption of this standard on its financial statements but does not expect it to have a material impact, if any

3. FIXED ASSETS

The Company's allocation of fixed assets is comprised of the following:

	2016
Furniture and equipment	$ 8,436,920
Purchased software	123,284
	8,560,204
Less - accumulated depreciation and amortization	2,065,972
Capitalized internally developed software in-progress	3,954,445
	$ 10,448,677

4. INTERNALLY DEVELOPED SOFTWARE

The Company capitalized $144,598 of development costs, net of amortization as of December 31, 2016. Amortization expense of $10,328 was recorded in 2016. Accumulated amortization as of December 31, 2016 was $10,328.

Future amortization of internally developed software is as follows:

Years Ending December 31,		
2017	$	30,986
2018		30,985
2019		30,985
2020		30,985
2021		20,657
	$	144,598

5. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Parent leases space for its Princeton, New Jersey office under various operating lease agreements. The leases are for approximately 26,700 square feet (the "Princeton Premises") and continue through May 31, 2020.

While the Parent was required by its landlords in Princeton and Miami to maintain deposits totaling $305,608 at December 31, 2016, neither deposit was required to be collateralized by a letter of credit.

Employees and Directors

The Parent has entered into employment agreements with certain employees. In addition to base salaries, the agreements provide for issuance of stock options, retention and, in part, incentive bonuses based on criteria established by the Board of Directors.

6. DEBT AND CAPITAL LEASE OBLIGATIONS

The allocated debt obligations of the Company at December 31, 2016 was $28,042 which represented the remaining balance of a financing arrangement for annual insurance premiums.

In January 2016 the Parent entered into two additional leases with an existing vendor and leased equipments valued at $1.5 million for a 24-month term. Both leases carry an interest rate of 15% and were accounted for as capital leases. Both leases were allocated in their entirety to the Company.

In April 2016, the Parent entered into an equipment lease with one of its vendors for equipment valued at $2,356,524 for a 24-month term. The lease carries an interest rate of 12%. The Company was allocated $1,674,263 of this equipment lease. That same month the Parent entered into another equipment lease with a leasing company for equipment valued at $1,160,191 for a 48-month term at an interest rate of 14.74%. The Company was allocated $877,443 of this equipment lease. Both leases were accounted for as capital leases.

Obligations under all capital leases at December 31, 2016 was $2,832,946. The accumulated amortization for all capital leases at December 31, 2016 was $1,043,359.

Future minimum lease payments under these obligations at December 31, 2016 are:

Years Ending December 31,		
2017	$	2,159,936
2018		716,959
2019		244,880
2020		74,332
Total future payments		3,196,107
Less interest		363,161
Net capital lease liability	$	2,832,946

7. EQUITY

MIAX PEARL is a single member limited liability company and has issued 100 membership units constituting 100% membership interest in the Company to MIH who is the Company's sole member. MIAX PEARL has not made any distributions for the period from February 11, 2016 (inception) through December 31, 2016.

8. EMPLOYEE BENEFIT PLAN

The Parent sponsors a voluntary defined contribution 401(k) plan, which covers substantially all of the Company's employees. Neither the Parent nor the Company contribute to the 401(k) plan.

9. DIRECTORS FEES

Directors Fees

In September 2016, the Board of Directors of the Company approved the compensation amounts to be paid to Independent Directors and Committee Members of the Company for the period beginning May 1, 2016 until such time as the Board determines it is in the best interests of the Company to adopt new compensation terms (the "Director & Committee Fee Compensation"). Independent Directors and Committee Members of the Company are compensated as follows:

Independent Directors and Committee Members of MIAX PEARL who also serve in the same capacity for another MIH Self-Regulatory Organization ("SRO") subsidiary each shall receive a rate of one-half of such compensation paid by the Company SRO subsidiary for the year, pro rata. Independent Directors serving in a sole capacity for MIAX PEARL, each receive $50,000 for the year, pro rata. Committee Members each receive varying amounts, pro rata, depending on which committee(s) such Committee Member is appointed. The Director & Committee Fee Compensation is payable pursuant to the following two options: (i) a maximum of 50% cash payable quarterly and the balance in stock options to purchase Nonvoting Common Stock of the Company under the 2013 Stock Option and Incentive Plan for Non-Employee Directors, Committee Members and Members of the Board of Advisors (the "2013 Stock Option and Incentive Plan"), valued at the grant date, generally vesting quarterly and having a term of 10 years; or (ii) taking 100% of the Director & Committee Fee Compensation in Nonvoting Common Stock options under the 2013 Stock Option and Incentive Plan, valued at the grant date and generally vesting quarterly.

The number of options to be granted to Independent Directors is based the Director & Committec Fee Compensation divided by the value of each option under a theoretical valuation, and the exercise price applicable to each option is the fair market value ("FMV") at the time of the grant.

Additionally, an Independent Director (not a Committee Member)) serving in a sole capacity for the Company receives $20,000 in value of Nonvoting Common Stock options and an Independent Director (not a Committee Member) who also serves in the same capacity for another Company SRO subsidiary shall receive $10,000 in value of Nonvoting Common Stock option paid by the Company SRO subsidiary under the 2013 Stock Option and Incentive Plan annually, commencing in the calendar year following his/her first year of board service, vesting quarterly and having a term of 10 years. The same theoretical valuation discussed above would be used to determine how many options would be granted to the Independent Director annually.

Additionally, a new Independent Director only (not a Committee Member) serving in a sole capacity for the Company, upon first appointment to the Board of Directors or the board of a subsidiary of the Company, will receive a grant of 50,000 Nonvoting Common Stock options under 2013 Stock Option and Incentive Plan that will fully vest after 9 months of service as a director to the Company with the exercise price being FMV on the grant date and having a term of 10 years.

10. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through April 30, 2017, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require disclosure in the Company's financial statements other than those listed below and elsewhere in these financial statement footnotes.

Equity Issuances

Since January 1, 2017, the Parent has raised $1,279,888 through the exercise of 319,772 previously issued warrants to purchase Common Stock. In addition, the Parent raised $1,800,000 through the direct sale of its Common Stock to one investor. In connection with the direct sale of Common Stock, the Parent issued to the same investor warrants to purchase 30,000 shares of Common Stock. In addition, the Parent issued 77,590 shares of Common Stock in satisfaction of payment for accrued interest under a promissory note.

Options

Since January 1, 2017, the Parent has issued options to purchase 110,000 shares of Series B Preferred Stock to one employee and two Directors.

Warrants

The Parent extended the termination dates of warrants to purchase an aggregate total of 7,863,438 shares of Common Stock for a period of two years from their then-current termination dates in consideration of the payment of fees totaling $2,518,290. On February 1, 2017, 17,791,150 warrants that were outstanding as of December 31, 2016 expired.

EXHIBIT K

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Response:

Miami International Holdings, Inc. owns 100% of MIAX PEARL, LLC. Miami International Holdings, Inc. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions. MIAX PEARL, LLC became a wholly-owned subsidiary of Miami International Holdings, Inc. on March 7, 2016.

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached is a list of the members of the Exchange as of May 19, 2017, including the information set forth in items 1-6 above.

MIAX PEARL™
PERFORMANCE, EXECUTION AND RELIABILITY

MEMBER FIRMS

Total Firms 36

As of May 19, 2017

Firm / Address				Tele #	Approval Date / PEARL Membership Activities
ABN AMRO CLEARING CHICAGO LLC					Approval Date: 2/6/2017
175 West Jackson Blvd., Ste. 400					**PEARL Membership Activities:**
Chicago	IL	60604		(312) 604-8000	ELECTRONIC EXCH. MEMBER: CLEARANCE
AKUNA SECURITIES LLC					Approval Date: 4/17/2017
333 S. Wabash Avenue, Suite 2600					**PEARL Membership Activities:**
Chicago	IL	60604		(312) 994-4640	REGULAR MARKET MAKER
APEX CLEARING CORPORATION					Approval Date: 2/6/2017
350 N. St. Paul, Suite 1300					**PEARL Membership Activities:**
Dallas	TX	75201		(214) 765-1100	ELECTRONIC EXCH. MEMBER: CLEARANCE
BARCLAYS CAPITAL INC.					Approval Date: 2/6/2017
745 Seventh Avenue					**PEARL Membership Activities:**
New York	NY	10019		(212) 526-7000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CITADEL SECURITIES LLC					Approval Date: 2/6/2017
131 South Dearborn Street					**PEARL Membership Activities:**
Chicago	IL	60603		(312) 395-2100	REGULAR MARKET MAKER/EEM: ORDER FLOW
CITI ORDER ROUTING AND EXECUTION, LLC					Approval Date: 2/6/2017
11 Ewall Street					**PEARL Membership Activities:**
Mt. Pleasant	SC	29464		(843) 789-2080	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
COMPASS PROFESSIONAL SERVICES, LLC					Approval Date: 2/6/2017
111 W. Jackson Blvd., 20th Fl.					**PEARL Membership Activities:**
Chicago	IL	60604		(312) 692-5000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CONVERGEX EXECUTION SOLUTIONS LLC					Approval Date: 2/6/2017
1633 Broadway, 48th Floor					**PEARL Membership Activities:**
New York	NY	10019		(212) 486-7500	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CREDIT SUISSE SECURITIES (USA) LLC					Approval Date: 2/6/2017
11 Madison Avenue, 3rd Floor					**PEARL Membership Activities:**
New York	NY	10010		(212) 325-2000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
CUTLER GROUP, LP					Approval Date: 2/6/2017
101 Montgomery Street, Ste. 700					**PEARL Membership Activities:**
San Francisco	CA	94104		(415) 293-3956	REGULAR MARKET MAKER/EEM: ORDER FLOW
DASH FINANCIAL TECHNOLOGIES LLC					Approval Date: 2/6/2017
311 S. Wacker Drive, Ste. 1000					**PEARL Membership Activities:**
Chicago	IL	60606		(847) 550-1730	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
DEUTSCHE BANK SECURITIES INC.					Approval Date: 2/6/2017
60 Wall Street					**PEARL Membership Activities:**
New York	NY	10005		(212) 250-2500	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
GLOBAL EXECUTION BROKERS, LP					Approval Date: 2/6/2017
401 City Avenue, Ste. 200					**PEARL Membership Activities:**
Bala Cynwyd	PA	19004		(610) 617-2600	ELECTRONIC EXCH. MEMBER: ORDER FLOW
GOLDMAN SACHS & CO. LLC					Approval Date: 2/6/2017
200 West Street					**PEARL Membership Activities:**
New York	NY	10282		(212) 902-1000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
GROUP ONE TRADING LP					Approval Date: 2/6/2017
440 South La Salle, Ste. 3232					**PEARL Membership Activities:**
Chicago	IL	60605		(312) 347-8864	ELECTRONIC EXCH. MEMBER: ORDER FLOW

HILLTOP SECURITIES INC.					Approval Date: 2/6/2017
1201 Elm Street, Ste. 3500					**PEARL Membership Activities:**
Dallas	TX	75270	Tele #:	(214) 859-1800	ELECTRONIC EXCH. MEMBER: CLEARANCE
HRT FINANCIAL LLC					Approval Date: 4/5/2017
32 Old Slip, 30th Floor					**PEARL Membership Activities:**
New York	NY	10005	Tele #:	(212) 293-1444	ELECTRONIC EXCH. MEMBER: ORDER FLOW
IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS					Approval Date: 2/6/2017
233 South Wacker Drive, #4300					**PEARL Membership Activities:**
Chicago	IL	60606	Tele #:	(312) 244-3300	REGULAR MARKET MAKER
INSTINET, LLC					Approval Date: 2/6/2017
309 West 49th Street					**PEARL Membership Activities:**
New York	NY	10019	Tele #:	(212) 310-9500	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
INTERACTIVE BROKERS LLC					Approval Date: 2/6/2017
One Pickwick Plaza, 2nd Fl.					**PEARL Membership Activities:**
Greenwich	CT	06830	Tele #:	(203) 618-5710	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
ITG DERIVATIVES LLC					Approval Date: 2/6/2017
601 S. LaSalle, Ste. 300					**PEARL Membership Activities:**
Chicago	IL	60605	Tele #:	(312) 935-0125	ELECTRONIC EXCH. MEMBER: ORDER FLOW
J.P. MORGAN SECURITIES LLC					Approval Date: 2/6/2017
383 Madison Avenue					**PEARL Membership Activities:**
New York	NY	10179	Tele #:	(201) 595-8471	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
JEFFERIES LLC					Approval Date: 2/6/2017
520 Madison Avenue					**PEARL Membership Activities:**
New York	NY	10022	Tele #:	(212) 284-2300	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
KCG AMERICAS LLC					Approval Date: 2/6/2017
300 Vesey Street					**PEARL Membership Activities:**
New York	NY	10282	Tele #:	(201) 386-2891	REGULAR MARKET MAKER: ORDER FLOW/CLEARANCE
MERRILL LYNCH PROFESSIONAL CLEARING CORP.					Approval Date: 2/6/2017
One Bryant Park, 6th Fl.					**PEARL Membership Activities:**
New York	NY	10036	Tele #:	(646) 743-1295	ELECTRONIC EXCH. MEMBER: CLEARANCE
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORAT					Approval Date: 2/6/2017
One Bryant Park					**PEARL Membership Activities:**
New York	NY	10036	Tele #:	(212) 449-1000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
MORGAN STANLEY & CO. LLC					Approval Date: 2/6/2017
1585 Broadway					**PEARL Membership Activities:**
New York	NY	10036	Tele #:	(212) 761-4000	REGULAR MARKET MAKER: ORDER FLOW/CLEARANCE
OPTIVER US LLC					Approval Date: 2/6/2017
130 E. Randolph Street, Ste. 1300					**PEARL Membership Activities:**
Chicago	IL	60601	Tele #:	(312) 821-9500	REGULAR MARKET MAKER
PERSHING LLC					Approval Date: 2/6/2017
1 Pershing Plaza, 10th Fl.					**PEARL Membership Activities:**
Jersey City	NJ	07399	Tele #:	(201) 413-2000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
SIMPLEX TRADING, LLC					Approval Date: 2/6/2017
230 So. LaSalle St., Ste. 4-100					**PEARL Membership Activities:**
Chicago	IL	60604	Tele #:	(312) 360-2440	ELECTRONIC EXCH. MEMBER: ORDER FLOW
UBS SECURITIES LLC					Approval Date: 2/6/2017
1285 Avenue of the Americas					**PEARL Membership Activities:**
New York	NY	10019	Tele #:	(203) 719-3000	ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
VOLANT LIQUIDITY, LLC					Approval Date: 2/6/2017
250 Vesey Street, Ste. 2601					**PEARL Membership Activities:**
New York	NY	10281	Tele #:	(646) 484-3000	ELECTRONIC EXCH. MEMBER: ORDER FLOW

WEDBUSH SECURITIES INC. 1000 Wilshire Boulevard, Suite 900 Los Angeles CA 90017	Tele #: (213) 688-8090	Approval Date: 2/6/2017 **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: CLEARANCE
WELLS FARGO SECURITIES, LLC 550 South Tryon Street, 6th Floor Charlotte NC 28202	Tele #: (704) 715-6133	Approval Date: 2/6/2017 **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
WOLVERINE EXECUTION SERVICES, LLC 175 W. Jackson Blvd., Ste. 200 Chicago IL 60604	Tele #: (312) 884-4000	Approval Date: 2/6/2017 **PEARL Membership Activities:** ELECTRONIC EXCH. MEMBER: ORDER FLOW/CLEARANCE
WOLVERINE TRADING, LLC 175 W. Jackson Blvd., Ste. 200 Chicago IL 60604	Tele #: (312) 884-3490	Approval Date: 2/6/2017 **PEARL Membership Activities:** REGULAR MARKET MAKER

EXHIBIT N

<u>Exhibit Request</u>:

Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**
2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**
3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and**
4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

<u>Response</u>:

1. Attached is a list of the securities listed on the exchange as of May 19, 2017, indicating for each the name of the issuer and a description of the security.
2. None.
3. None.
4. None.

PEARL Listings
(as of May 19, 2017)

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
A	AGILENT TECHNOLOGIES INC.	A	Equity
AA	ALCOA CORPORATION	AA	Equity
AAL	AMERICAN AIRLINES GROUP INC.	AAL	Equity
AAN	AARON'S INC	AAN	Equity
AAOI	APPLIED OPTOELECTRONICS, INC.	AAOI	Equity
AAP	ADVANCE AUTO PARTS INC.	AAP	Equity
AAPL	APPLE INC.	AAPL	Equity
AAXN	AXON ENTERPRISE, INC.	AAXN	Equity
ABBV	ABBVIE INC.	ABBV	Equity
ABC	AMERISOURCEBERGEN, CORP.	ABC	Equity
ABT	ABBOTT LABORATORIES	ABT	Equity
ABX	BARRICK GOLD CORPORATION	ABX	Equity
ACAD	ACADIA PHARMACEUTICALS INC.	ACAD	Equity
ACHC	ACADIA HEALTHCARE CO INC	ACHC	Equity
ACM	AECOM TECHNOLOGY CORPORATION	ACM	Equity
ACN	ACCENTURE PLC	ACN	Equity
ACOR	ACORDA THERAPEUTICS, INC.	ACOR	Equity
ACWI	ISHARES MSCI ACWI INDEX FUND	ACWI	ETF
ADBE	ADOBE SYSTEMS INC.	ADBE	Equity
ADI	ANALOG DEVICES INC	ADI	Equity
ADM	ARCHER DANIELS MIDLAND COMPANY	ADM	Equity
ADP	AUTOMATIC DATA PROCESSINGINC	ADP	Equity
ADSK	AUTODESK, INC.	ADSK	Equity
AEM	AGNICO-EAGLE MINES LTD.	AEM	Equity
AEO	AMERICAN EAGLE OUTFITTERS, INC.	AEO	Equity
AEP	AMERICAN ELECTRIC POWER COMPANY, INC.	AEP	Equity
AER	AERCAP HOLDINGS NV	AER	Equity
AERI	AERIE PHARMACEUTICALS, INC.	AERI	Equity
AES	AES CORP.	AES	Equity
AET	AETNA INC.	AET	Equity
AFL	AFLAC INC.	AFL	Equity
AFSI	AMTRUST FINANCIAL SERVICES, INC. (10% STOCK DIV)	AFSI	Equity
AG	FIRST MAJESTIC SILVER CORP	AG	Equity
AGI	ALAMOS GOLD INC	AGI	Equity
AGN	ALLERGAN, INC.	AGN	Equity
AGNC	AMERICAN CAPITAL AGENCY CORPORATION	AGNC	Equity
AGO	ASSURED GUARANTY LTD.	AGO	Equity
AGQ	PROSHARES ULTRA SILVER	AGQ	ETF
AIG	AMERICAN INTERNATIONAL GROUP, INC.	AIG	Equity
AKAM	AKAMAI TECHNOLOGIES, INC.	AKAM	Equity
AKRX	AKORN, INC.	AKRX	Equity
AKS	AK STEEL HOLDING CORPORATION	AKS	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
ALB	ALBEMARLE CORPORATION	ALB	Equity
ALGN	ALIGN TECHNOLOGY INC.	ALGN	Equity
ALK	ALASKA AIR GROUP INC	ALK	Equity
ALL	THE ALLSTATE CORPORATION	ALL	Equity
ALLY	ALLY FINANCIAL INC.	ALLY	Equity
ALNY	ALNYLAM PHARMACEUTICALS INC	ALNY	Equity
ALT	ALTIMMUNE, INC.	ALT	Equity
ALXN	ALEXION PHARMACEUTICALS, INC.	ALXN	Equity
AMAT	APPLIED MATERIALS, INC.	AMAT	Equity
AMBA	AMBARELLA, INC.	AMBA	Equity
AMBC	AMBAC FINANCIAL GROUP, INC.	AMBC	Equity
AMD	ADVANCED MICRO DEVICES, INC.	AMD	Equity
AMGN	AMGEN INC.	AMGN	Equity
AMJ	JP MORGAN ALERIAN MLP INDEX ETN	AMJ	ETF
AMKR	AMKOR TECHNOLOGY, INC.	AMKR	Equity
AMLP	ALERIAN MLP ETF	AMLP	ETF
AMRN	AMARIN CORPORATION PLC	AMRN	Equity
AMT	AMERICAN TOWER CL A	AMT	Equity
AMTD	AMERITRADE HOLDING CORP	AMTD	Equity
AMZN	AMAZON.COM INC.	AMZN	Equity
AN	AUTONATION, INC	AN	Equity
ANET	ARISTA NETWORKS INC	ANET	Equity
ANF	ABERCROMBIE & FITCH COMPANY	ANF	Equity
ANTM	ANTHEM, INC.	ANTM	Equity
AOBC	AMERICAN OUTDOOR BRANDS	AOBC	Equity
APA	APACHE CORPORATION	APA	Equity
APC	ANADARKO PETROLEUM CORPORATION	APC	Equity
APD	AIR PRODUCTS AND CHEMICALS,INC	APD	Equity
APO	APOLLO GLOBAL MANAGEMENT LLC	APO	Equity
AR	ANTERO RESOURCES CORPORATION	AR	Equity
ARCC	ARES CAPITAL CORPORATION	ARCC	Equity
ARLZ	ARALEZ PHARMACEUTICALS INC.,	ARLZ	Equity
ARNA	ARENA PHARMACEUTICALS, INC.	ARNA	Equity
ARNC	ARCONIC INC.	ARNC	Equity
ARRS	ARRIS GROUP INC.	ARRS	Equity
ARRY	ARRAY BIOPHARMA, INC.	ARRY	Equity
ASH	ASHLAND INC	ASH	Equity
ASHR	DEUTSCHE X-TRACKERS HARVEST CSI 300 CHINA A SHARES ETF	ASHR	ETF
ASML	ASML HOLDING NV	ASML	Equity
ASNA	ASCENA RETAIL GROUP, INC.	ASNA	Equity
ASPS	ALTISOURCE PORTFOLIO SOLUTIONS SA	ASPS	Equity
ATI	ALLEGHENY TECHNOLOGIES, INC.	ATI	Equity
ATVI	ACTIVISION BLIZZARD, INC.	ATVI	Equity
ATW	ATWOOD OCEANICS , INC	ATW	Equity
AU	ANGLOGOLD ASHANTI LTD.	AU	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
AUY	YAMANA GOLD, INC.	AUY	Equity
AVGO	BROADCOM LIMITED	AVGO	Equity
AVP	AVON PRODUCTS INC.	AVP	Equity
AVXL	ANAVEX LIFE SCIENCES CORP.	AVXL	Equity
AXDX	ACCELERATE DIAGNOSTICS, INC.	AXDX	Equity
AXL	AMERICAN AXLE & MFG. HLDNGS	AXL	Equity
AXON	AXOVANT SCIENCES LTD.	AXON	Equity
AXP	AMERICAN EXPRESS COMPANY	AXP	Equity
AXTA	AXALTA COATING SYSTEMS LTD.	AXTA	Equity
AYI	ACUITY BRANDS, INC.	AYI	Equity
AZN	ASTRAZENECA	AZN	Equity
AZO	AUTOZONE, INC.	AZO	Equity
BA	THE BOEING COMPANY	BA	Equity
BABA	ALIBABA GROUP HOLDING LTD	BABA	Equity
BAC	BANK OF AMERICA CORPORATION	BAC	Equity
BANC	BANC OF CALIFORNIA, INC.	BANC	Equity
BAX	BAXTER INTERNATIONAL INC.	BAX	Equity
BBBY	BED BATH & BEYOND INC.	BBBY	Equity
BBD	BANCO BRADESCO S.A.	BBD	Equity
BBRY	BLACKBERRY LIMITED	BBRY	Equity
BBT	BB&T CORPORATION	BBT	Equity
BBY	BEST BUY COMPANY, INC.	BBY	Equity
BCRX	BIOCRYST PHARMACEUTICAS INC	BCRX	Equity
BCS	BARCLAYS PLC	BCS	Equity
BDX	BECTON, DICKINSON AND CO	BDX	Equity
BEN	FRANKLIN RESOURCES INC.	BEN	Equity
BG	BUNGE LIMITED	BG	Equity
BHI	BAKER HUGHES INCORPORATED	BHI	Equity
BHP	BHP BILLITON LIMITED	BHP	Equity
BID	SOTHEBY'S	BID	Equity
BIDU	BAIDU, INC.	BIDU	Equity
BIG	BIG LOTS INC.	BIG	Equity
BIIB	BIOGEN IDEC INC.	BIIB	Equity
BK	THE BANK OF NEW YORK MELLON CORPORATION	BK	Equity
BKD	BROOKDALE SENIOR LIVING INC	BKD	Equity
BKE	THE BUCKLE, INC.	BKE	Equity
BKLN	POWERSHARES SENIOR LOAN (ETF)	BKLN	ETF
BKS	BARNES & NOBLE, INC.	BKS	Equity
BLDR	BUILDERS FIRSTSOURCE INC.	BLDR	Equity
BLK	BLACKROCK INC	BLK	Equity
BLL	BALL CORPORATION	BLL	Equity
BLUE	BLUEBIRD BIO INC	BLUE	Equity
BMRN	BIOMARIN PHARMACEUTICAL INC.	BMRN	Equity
BMY	BRISTOL-MYERS SQUIBB COMPANY	BMY	Equity
BOBE	BOB EVANS FARMS, INC.	BOBE	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
BOFI	BOFI HOLDING, INC.	BOFI	Equity
BOIL	PROSHARES ULTRA DJ-UBS NATURAL GAS	BOIL	ETF
BOX	BOX, INC.	BOX	Equity
BP	BP PLC	BP	Equity
BPT	BP PRUDHOE BAY ROYALTY TRUST	BPT	Equity
BRKB	BERKSHIRE HATHAWAY INC.	BRKB	Equity
BRS	BRISTOW GROUP, INC.	BRS	Equity
BSX	BOSTON SCIENTIFIC CORPORATION	BSX	Equity
BTI	BRITISH AMERICAN TOBACCO PLC	BTI	Equity
BUD	ANHEUSER-BUSCH INBEV	BUD	Equity
BUFF	BLUE BUFFALO PET PRODUCTS, INC.	BUFF	Equity
BURL	BURLINGTON STORES INC	BURL	Equity
BV	BAZAARVOICE INC.	BV	Equity
BWA	BORGWARNER INC.	BWA	Equity
BWLD	BUFFALO WILD WINGS INC.	BWLD	Equity
BX	THE BLACKSTONE GROUP LP	BX	Equity
BYD	BOYD GAMING CORP.	BYD	Equity
C	CITIGROUP, INC.	C	Equity
CA	CA, INC.	CA	Equity
CAH	CARDINAL HEALTH INC	CAH	Equity
CALM	CAL-MAINE FOODS, INC.	CALM	Equity
CAR	AVIS BUDGET GROUP INC	CAR	Equity
CARA	CARA THERAPEUTICS INC.	CARA	Equity
CASY	CASEY'S GENERAL STORES, INC.	CASY	Equity
CAT	CATERPILLAR INC.	CAT	Equity
CB	CHUBB LIMITED	CB	Equity
CBI	CHICAGO BRIDGE & IRON COMPANY N.V.	CBI	Equity
CBL	CBL & ASSOCIATES PROPERTIES, INC.	CBL	Equity
CBOE	CBOE HOLDINGS, INC.	CBOE	Equity
CBS	CBS CORPORATION	CBS	Equity
CC	THE CHEMOURS COMPANY	CC	Equity
CCI	CROWN CASTLE INTER.	CCI	Equity
CCJ	CAMECO CORPORATION	CCJ	Equity
CCL	CARNIVAL CORPORATION	CCL	Equity
CCMP	CABOT MICROELECTRONICS CORPORATION	CCMP	Equity
CDE	COEUR D' ALENE MINES CORP	CDE	Equity
CDK	CDK GLOBAL, INC.	CDK	Equity
CDNS	CADENCE DESIGN SYSTEMS, I	CDNS	Equity
CELG	CELGENE CORPORATION	CELG	Equity
CEMP	CEMPRA, INC.	CEMP	Equity
CENX	CENTURY ALUMINUM COMPANY	CENX	Equity
CERN	CERNER CORPORATION	CERN	Equity
CF	CF INDUSTRIES HOLDINGS, INC.	CF	Equity
CFG	CITIZENS FINANCIAL GROUP, INC.	CFG	Equity
CHK	CHESAPEAKE ENERGY CORPORATION	CHK	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
CHKP	CHECK POINT SOFTWARE TECHNOLOGIES LTD.	CHKP	Equity
CHL	CHINA MOBILE LIMITED	CHL	Equity
CHRW	CH ROBINSON WORLDWIDE INC.	CHRW	Equity
CHS	CHICO'S FAS, INC.	CHS	Equity
CHTR	CHARTER COMMUNICATIONS INC. CL A	CHTR	Equity
CI	CIGNA CORPORATION	CI	Equity
CIEN	CIENA CORPORATION	CIEN	Equity
CIT	CIT GROUP, INC.	CIT	Equity
CL	COLGATE-PALMOLIVE COMPANY	CL	Equity
CLF	CLIFFS NATURAL RESOURCES INC.	CLF	Equity
CLNE	CLEAN ENERGY FUELS CORPORATION	CLNE	Equity
CLR	CONTINENTAL RESOURCES, INC.	CLR	Equity
CLVS	CLOVIS ONCOLOGY, INC.	CLVS	Equity
CLX	CLOROX CO	CLX	Equity
CMA	COMERICA, INC.	CMA	Equity
CMCSA	COMCAST CORPORATION	CMCSA	Equity
CME	CME GROUP INC.	CME	Equity
CMG	CHIPOTLE MEXICAN GRILL, INC.	CMG	Equity
CMI	CUMMINS INC.	CMI	Equity
CMRE	COSTAMARE INC.	CMRE	Equity
CNC	CENTENE CORP	CNC	Equity
CNP	CENTERPOINT ENERGY, INC.	CNP	Equity
CNQ	CANADIAN NATURAL RESOURCES LIMITED	CNQ	Equity
CNX	CONSOL ENERGY INC.	CNX	Equity
COF	CAPITAL ONE FINANCIAL CORPORATION	COF	Equity
COG	CABOT OIL & GAS CORPORATION	COG	Equity
COH	COACH, INC.	COH	Equity
COL	ROCKWELL COLLINS, INC.	COL	Equity
COP	CONOCOPHILLIPS	COP	Equity
COST	COSTCO WHOLESALE CORPORATION	COST	Equity
COT	COTT CORPORATION	COT	Equity
COTY	COTY INC.	COTY	Equity
CP	CANADIAN PACIFIC RAILWAY LIMITED	CP	Equity
CPB	CAMPBELL SOUP CO	CPB	Equity
CPE	CALLON PETROLEUM COMPANY	CPE	Equity
CPN	CALPINE CORPORATION	CPN	Equity
CRAY	CRAY INC	CRAY	Equity
CRBP	CORBUS PHARMACEUTICALS HOLDINGS, INC.	CRBP	Equity
CRC	CALIFORNIA RESOURCES CORPORATION	CRC	Equity
CREE	CREE, INC.	CREE	Equity
CRI	CARTER'S , INC.	CRI	Equity
CRK	COMSTOCK RESOURCES INC.	CRK	Equity
CRM	SALESFORCE.COM, INC	CRM	Equity
CRTO	CRITEO SA	CRTO	Equity
CRUS	CIRRUS LOGIC INC.	CRUS	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
CRZO	CARRIZO OIL & GAS, INC	CRZO	Equity
CS	CREDIT SUISSE GROUP AG	CS	Equity
CSCO	CISCO SYSTEMS, INC.	CSCO	Equity
CSIQ	CANADIAN SOLAR INC	CSIQ	Equity
CSOD	CORNERSTONE ONDEMAND, INC.	CSOD	Equity
CSX	CSX CORPORATION	CSX	Equity
CTL	CENTURYLINK, INC.	CTL	Equity
CTRP	CTRIP.COM INTERNATIONAL LTD.	CTRP	Equity
CTSH	COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION	CTSH	Equity
CTXS	CITRIX SYSTEMS, INC.	CTXS	Equity
CUDA	BARRACUDA NETWORKS, INC.	CUDA	Equity
CVI	CVR ENERGY, INC.	CVI	Equity
CVRR	CVR REFINING, LP	CVRR	Equity
CVS	CVS CAREMARK CORPORATION	CVS	Equity
CVX	CHEVRON CORPORATION	CVX	Equity
CX	CEMEX, S.A.B. DE C.V.	CX	Equity
CXO	CONCHO RESOURCES, INC.	CXO	Equity
CXW	CORRECTIONS CORPORATION OF AMERICA	CXW	Equity
CY	CYPRESS SEMICONDUCTOR CORPORATION	CY	Equity
CYBR	CYBERARK SOFTWARE, LTD.	CYBR	Equity
CYH	COMMUNITY HEALTH SYSTEMS, INC.	CYH	Equity
CZR	CAESARS ENTERTAINMENT CORPORATION	CZR	Equity
D	DOMINION RESOURCES	D	Equity
DAL	DELTA AIR LINES INC.	DAL	Equity
DAR	DARLING INTERNATIONAL, INC.	DAR	Equity
DATA	TABLEAU SOFTWARE INC.	DATA	Equity
DB	DEUTSCHE BANK AG	DB	Equity
DBA	POWERSHARES DB AGRICULTURE	DBA	ETF
DBC	POWESHARES DB COMMODITY INDEX TRACKING FUND	DBC	ETF
DD	E. I. DU PONT DE NEMOURS AND COMPANY	DD	Equity
DDD	3D SYSTEMS CORPORATION	DDD	Equity
DDR	DDR CORP.	DDR	Equity
DDS	DILLARD'S INC	DDS	Equity
DE	DEERE & COMPANY	DE	Equity
DECK	DECKERS OUTDOOR CORPORATION	DECK	Equity
DEO	DIAGEO PLC	DEO	Equity
DEPO	DEPOMED, INC.	DEPO	Equity
DFS	DISCOVER FINANCIAL SERVICES	DFS	Equity
DG	DOLLAR GENERAL CORPORATION	DG	Equity
DHI	DR HORTON INC.	DHI	Equity
DHR	DANAHER CORPORATION	DHR	Equity
DHT	DHT HOLDINGS, INC.	DHT	Equity
DIA	SPDR DOW JONES INDUSTRIAL AVERAGE	DIA	ETF
DIN	DINEEQUITY, INC	DIN	Equity
DIS	THE WALT DISNEY COMPANY	DIS	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
DISCA	DISCOVERY COMMUNICATIONS, INC. CLASS A	DISCA	Equity
DISH	DISH NETWORK CORPORATION	DISH	Equity
DKS	DICK'S SPORTING GOODS INC.	DKS	Equity
DLPH	DELPHI AUTOMOTIVE PLC	DLPH	Equity
DLR	DIGITAL REALTY TRUST INC	DLR	Equity
DLTR	DOLLAR TREE, INC.	DLTR	Equity
DNKN	DUNKIN' BRANDS GROUP, INC.	DNKN	Equity
DNR	DENBURY RESOURCES INC.	DNR	Equity
DO	DIAMOND OFFSHORE DRILLING, INC	DO	Equity
DOW	THE DOW CHEMICAL COMPANY	DOW	Equity
DPZ	DOMINO'S PIZZA INC	DPZ	Equity
DRI	DARDEN RESTAURANTS, INC.	DRI	Equity
DSX	DIANA SHIPPING INC	DSX	Equity
DUK	DUKE ENERGY CORPORATION	DUK	Equity
DUST	DIREXION DAILY GOLD MINERS BEAR 3X SHARES	DUST	ETF
DVA	DAVITA HEALTHCARE PARTNERS INC.	DVA	Equity
DVAX	DYNAVAX TECHNOLOGIES CORPORATION	DVAX	Equity
DVN	DEVON ENERGY CORPORATION	DVN	Equity
DXC	DXC TECHNOLOGY COMPANY	DXC	Equity
DXCM	DEXCOM, INC.	DXCM	Equity
DXD	PROSHARES ULTRASHORT DOW30 (25 SHARES)	DXD	ETF
DXJ	WISDOMTREE JAPAN HEDGED EQUITY FUND	DXJ	ETF
DY	DYCOM INDUSTRIES INC.	DY	Equity
DYN	DYNEGY INC (MERGER)	DYN	Equity
EA	ELECTRONIC ARTS INC.	EA	Equity
EAT	BRINKER INT'L, INC.	EAT	Equity
EBAY	EBAY INC.	EBAY	Equity
EBIX	EBIX, INC.	EBIX	Equity
ECA	ENCANA CORPORATION	ECA	Equity
ECL	ECOLAB INC.	ECL	Equity
ED	CON EDISON	ED	Equity
EDU	NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP	EDU	Equity
EEM	ISHARES MSCI EMERGING MARKETS INDEX	EEM	ETF
EEP	ENBRIDGE ENERGY PARTNERS , L.P.	EEP	Equity
EFA	ISHARES MSCI EAFE INDEX	EFA	ETF
EGO	ELDORADO GOLD CORPORATION	EGO	Equity
EL	THE EST	EL	Equity
ELLI	ELLIE MAE INC.	ELLI	Equity
EMES	EMERGE ENERGY SERVICES LP	EMES	Equity
EMN	EASTMAN CHEMICAL COMPANY	EMN	Equity
EMR	EMERSON ELECTRIC COMPANY	EMR	Equity
ENB	ENBRIDGE INC	ENB	Equity
ENDP	ENDO HEALTH SOLUTIONS INC.	ENDP	Equity
ENR	ENERGIZER HOLDINGS, INC.	ENR	Equity
EOG	EOG RESOURCES, INC.	EOG	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
EPD	ENTERPRISE PRODUCTS PARTNERS L.P.	EPD	Equity
EPE	EP ENERGY CORPORATION	EPE	Equity
EPI	WISDOMTREE INDIA EARNING FUND	EPI	ETF
EQIX	EQUINIX, INC.	EQIX	Equity
EQR	EQUITY RESIDENTIAL	EQR	Equity
EQT	EQT CORPORATION	EQT	Equity
ERIC	ERICSSON	ERIC	Equity
ERX	DIREXION DAILY ENERGY BULL 3X SHARES	ERX	ETF
ESPR	ESPERION THERAPEUTICS, INC.	ESPR	Equity
ESRX	EXPRESS SCRIPTS HOLDING COMPANY	ESRX	Equity
ESV	ENSCO PLC	ESV	Equity
ETE	ENERGY TRANSFER EQUITY, L.P.	ETE	Equity
ETFC	E*TRADE FINANCIAL CORPORATION	ETFC	Equity
ETN	EATON CORPORATION PLC	ETN	Equity
ETP	ENERGY TRANSFER PARTNERS, L.P.	ETP	Equity
ETSY	ETSY,INC.	ETSY	Equity
EUO	PROSHARES ULTRASHORT EURO	EUO	ETF
EW	EDWARDS LIFESCIENCES CORP.	EW	Equity
EWA	ISHARES MSCI AUSTRALIA INDEX	EWA	ETF
EWC	ISHARES CANADA INDEX ETF	EWC	ETF
EWG	ISHARES MSCI GERMANY INDEX FUND ETF	EWG	ETF
EWJ	ISHARES MSCI JAPAN INDEX	EWJ	ETF
EWT	ISHARES TAIWAN INDEX ETF	EWT	ETF
EWW	ISHARES MSCI MEXICO CAPPED ETF	EWW	ETF
EWY	ISHARES MSCI SOUTH KOREA CAPPED INDEX	EWY	ETF
EWZ	ISHARES MSCI BRAZIL CAPPED INDEX	EWZ	ETF
EXAS	EXACT SCIENCES CORP.	EXAS	Equity
EXC	EXELON CORPORATION	EXC	Equity
EXEL	EXELIXIS, INC.	EXEL	Equity
EXK	ENDEAVOUR SILVER CORP.	EXK	Equity
EXP	EAGLE MATERIALS INC.	EXP	Equity
EXPE	EXPEDIA INC.	EXPE	Equity
EXPR	EXPRESS INC.	EXPR	Equity
F	FORD MOTOR COMPANY	F	Equity
FANG	DIAMONDBACK ENERGY, INC.	FANG	Equity
FAS	DIREXION DAILY FINANCIAL BULL 3X SHARES	FAS	ETF
FAST	FASTENAL COMPANY	FAST	Equity
FAZ	DIREXION DAILY FINANCIAL BEAR 3X SHARES	FAZ	ETF
FB	FACEBOOK, INC.	FB	Equity
FCAU	FIAT CHRYSLER AUTOMOBILES N.V.	FCAU	Equity
FCX	FREEPORT-MCMORAN COPPER & GOLD INC.	FCX	Equity
FDC	FIRST DATA CORPORATION	FDC	Equity
FDX	FEDEX CORPORATION	FDX	Equity
FE	FIRSTENERGY CORP.	FE	Equity
FEYE	FIREEYE, INC.	FEYE	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
FEZ	SPDR EURO STOXX 50 ETF	FEZ	ETF
FFIV	F5 NETWORKS, INC.	FFIV	Equity
FGP	FERRELLGAS PARTNERS, L.P.	FGP	Equity
FINL	THE FINISH LINE-CLASS A	FINL	Equity
FIT	FITBIT, INC.	FIT	Equity
FITB	FIFTH THIRD BANCORP	FITB	Equity
FIVE	FIVE BELOW INC	FIVE	Equity
FL	FOOT LOCKER, INC.	FL	Equity
FLEX	FLEXTRONICS LTD	FLEX	Equity
FLR	FLUOR CORPORATION	FLR	Equity
FLT	FLEETCOR TECHNOLOGIES INC.	FLT	Equity
FMC	FMC CORPORATION	FMC	Equity
FMI	FOUNDATION MEDICINE, INC.	FMI	Equity
FMSA	FMSA HOLDINGS INC.	FMSA	Equity
FN	FABRINET	FN	Equity
FNSR	FINISAR CORPORATION	FNSR	Equity
FNV	FRANCO-NEVADA CORPORATION	FNV	Equity
FOLD	AMICUS THERAPEUTICS, INC.	FOLD	Equity
FOSL	FOSSIL, INC.	FOSL	Equity
FOXA	TWENTY-FIRST CENTURY FOX, INC.	FOXA	Equity
FRED	FRED'S, INC.	FRED	Equity
FRO	FRONTLINE LIMITED	FRO	Equity
FSLR	FIRST SOLAR, INC.	FSLR	Equity
FSM	FORTUNA SILVER MINES INC.	FSM	Equity
FTI	FMC TECHNOLOGIES, INC.	FTI	Equity
FTK	FLOTEK INDUSTRIES INC	FTK	Equity
FTNT	FORTINET INC.	FTNT	Equity
FTR	FRONTIER COMMUNICATIONS CORPORATION	FTR	Equity
FXB	CURRENCYSHARES BRITISH POUND STERLING TRUST	FXB	ETF
FXE	CURRENCYSHARES EURO TRUST	FXE	ETF
FXI	ISHARES FTSE CHINA 25 INDEX FUND	FXI	ETF
FXY	CURRENCYSHARES JAPANESE YEN TRUST	FXY	ETF
GBT	GLOBAL BLOOD THERAPEUTICS, INC.	GBT	Equity
GBX	THE GREENBRIER COMPANIES, INC.	GBX	Equity
GD	GENERAL DYNAMICS CORPORATION	GD	Equity
GDDY	GODADDY INC.	GDDY	Equity
GDX	MARKET VECTORS GOLD MINERS ETF	GDX	ETF
GDXJ	MARKET VECTORS JUNIOR GOLD MINERS ETF	GDXJ	ETF
GE	GENERAL ELECTRIC COMPANY	GE	Equity
GEL	GENESIS ENERGY L.P.	GEL	Equity
GERN	GERON CORPORATION	GERN	Equity
GES	GUESS? INC.	GES	Equity
GFI	GOLD FIELDS LTD.	GFI	Equity
GG	GOLDCORP INC.	GG	Equity
GGAL	GRUPO FINANCIERO GALICIA S.A.	GGAL	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
GGB	GERDAU S.A. (ADR)	GGB	Equity
GGP	GENERAL GROWTH PROPERTIES, INC (DIST)	GGP	Equity
GIL	GILDAN ACTIVEWEAR INC	GIL	Equity
GILD	GILEAD SCIENCES INC.	GILD	Equity
GIMO	GIGAMON INC.	GIMO	Equity
GIS	GENERAL MILLS, INC.	GIS	Equity
GLD	SPDR GOLD TRUST	GLD	ETF
GLL	PROSHARES ULTRASHORT GOLD	GLL	ETF
GLNG	GOLAR LNG LTD	GLNG	Equity
GLUU	GLU MOBILE INC	GLUU	Equity
GLW	CORNING INC.	GLW	Equity
GM	GENERAL MOTORS COMPANY	GM	Equity
GME	GAMESTOP CORPORATION	GME	Equity
GMLP	GOLAR LNG PARTNERS LP	GMLP	Equity
GNC	GNC HOLDINGS INC.	GNC	Equity
GNMX	AEVI GENOMIC MEDICINE, INC.	GNMX	Equity
GNTX	GENTEX CORP.	GNTX	Equity
GNW	GENWORTH FINANCIAL INC.	GNW	Equity
GOGO	GOGO, INC.	GOGO	Equity
GOLD	RANDGOLD RESOURCES LIMITED	GOLD	Equity
GOOG	ALPHABET INC. CLASS C	GOOG	Equity
GOOGL	ALPHABET INC. CLASS A	GOOGL	Equity
GOOS	CANADA GOOSE HOLDINGS INC.	GOOS	Equity
GPOR	GULFPORT ENERGY CORPORATION	GPOR	Equity
GPRE	GREEN PLAINS RENEWABLE ENERGY, INC.	GPRE	Equity
GPRO	GOPRO, INC.	GPRO	Equity
GPS	GAP INC.	GPS	Equity
GRA	W.R. GRACE & CO.	GRA	Equity
GRMN	GARMIN LTD.	GRMN	Equity
GRPN	GROUPON, INC.	GRPN	Equity
GRUB	GRUBHUB INC.	GRUB	Equity
GS	THE GOLDMAN SACHS GROUP, INC.	GS	Equity
GSAT	GLOBALSTAR, INC	GSAT	Equity
GSK	GLAXOSMITHKLINE PLC	GSK	Equity
GT	GOODYEAR TIRE & RUBBER COMPANY	GT	Equity
GTN	GRAY TELEVISION, INC.	GTN	Equity
GWPH	GW PHARMACEUTICALS PLC	GWPH	Equity
GWR	GENESEE & WYOMING INC.	GWR	Equity
GWW	GRAINGER, W.W. INC.	GWW	Equity
HAIN	THE HAIN CELESTIAL GROUP, INC.	HAIN	Equity
HAL	HALLIBURTON COMPANY	HAL	Equity
HALO	HALOZYME THERAPEUTICS INC.	HALO	Equity
HAS	HASBRO INC.	HAS	Equity
HBAN	HUNTINGTON BANCSHARES INCORPORATED	HBAN	Equity
HBI	HANESBRANDS INC.	HBI	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
HCA	HCA HOLDINGS, INC.	HCA	Equity
HCLP	HI-CRUSH PARTNERS LP	HCLP	Equity
HCN	WELLTOWER INC.	HCN	Equity
HCP	HCP, INC.	HCP	Equity
HD	THE HOME DEPOT, INC.	HD	Equity
HDB	HDFC BANK LTD	HDB	Equity
HEDJ	WISDOMTREE EUROPE HEDGED EQUITY FUND	HEDJ	ETF
HES	HESS CORPORATION	HES	Equity
HFC	HOLLYFRONTIER CORPORATION	HFC	Equity
HIG	THE HARTFORD FINANCIAL SERVICES GROUP, INC.	HIG	Equity
HIMX	HIMAX TECHNOLOGIES, INC.	HIMX	Equity
HL	HECLA MINING COMPANY	HL	Equity
HLF	HERBALIFE LTD.	HLF	Equity
HLT	HILTON WORLDWIDE HOLDINGS INC.	HLT	Equity
HMY	HARMONY GOLD MINING COMPANY LIMITED	HMY	Equity
HOG	HARLEY-DAVIDSON, INC.	HOG	Equity
HOLX	HOLOGIC, INC.	HOLX	Equity
HON	HONEYWELL INTERNATIONAL INC.	HON	Equity
HOV	HOVNANIAN ENTERPRISES INC.	HOV	Equity
HP	HELMERICH & PAYNE INC	HP	Equity
HPE	HEWLETT PACKARD ENTERPRISE COMPANY	HPE	Equity
HPQ	HP INC.	HPQ	Equity
HPT	HOSPITALITY PROPERTIES TRUST	HPT	Equity
HRB	H&R BLOCK, INC.	HRB	Equity
HRL	HORMEL FOODS CORPORATION	HRL	Equity
HSBC	HSBC HOLDINGS PLC	HSBC	Equity
HST	HOST HOTELS & RESORTS	HST	Equity
HSY	HERSHEY CO THE	HSY	Equity
HTZ	HERTZ GLOBAL HOLDINGS, INC	HTZ	Equity
HUM	HUMANA INC.	HUM	Equity
HUN	HUNTSMAN CORPORATION	HUN	Equity
HYG	ISHARES IBOXX $ HIGH YIELD CORPORATE BOND	HYG	ETF
HZNP	HORIZON PHARMA, INC.	HZNP	Equity
IAC	IAC/INTERACTIVECORP	IAC	Equity
IAG	IAMGOLD CORPORATION	IAG	Equity
IBB	ISHARES NASDAQ BIOTECHNOLOGY	IBB	ETF
IBM	INTERNATIONAL BUSINESS MACHINES CORPORATION	IBM	Equity
IBN	ICICI BANK LIMITED	IBN	Equity
ICE	INTERCONTINENTAL EXCHANGE INC	ICE	Equity
ICPT	INTERCEPT PHARMACEUTICALS, INC.	ICPT	Equity
IDCC	INTERDIGITAL, INC.	IDCC	Equity
IDTI	INTEGRATED DEVICE TECH.	IDTI	Equity
IEF	ISHARES BARCLAYS 7 -10 YEAR TREASURY BOND FUND	IEF	ETF
ILG	ILG, INC.	ILG	Equity
ILMN	ILLUMINA INC.	ILMN	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
IMAX	IMAX CORPORATION	IMAX	Equity
IMMR	IMMERSION CORP	IMMR	Equity
IMMU	IMMUNOMEDICS INC	IMMU	Equity
IMPV	IMPERVA INC.	IMPV	Equity
INCY	INCYTE GENOMICS INC	INCY	Equity
INDA	ISHARES MSCI INDIA	INDA	ETF
INFN	INFINERA CORPORATION	INFN	Equity
INFY	INFOSYS LTD.	INFY	Equity
ING	ING GROEP N.V.	ING	Equity
INSY	INSYS THERAPEUTICS INC	INSY	Equity
INTC	INTEL CORPORATION	INTC	Equity
INTU	INTUIT CORP	INTU	Equity
INVA	INNOVIVA, INC.	INVA	Equity
IONS	IONIS PHARMACEUTICALS, INC.	IONS	Equity
IP	INTERNATIONAL PAPER COMPANY	IP	Equity
IPHI	INPHI CORPORATION	IPHI	Equity
IR	INGERSOLL-RAND PLC	IR	Equity
IRBT	IROBOT CORPORATION	IRBT	Equity
IRDM	IRIDIUM COMMUNICATIONS INC.	IRDM	Equity
ISRG	INTUITIVE SURGICAL, INC.	ISRG	Equity
ITB	ISHARES U.S. HOME CONSTRUCTION ETF	ITB	ETF
ITUB	ITAU UNIBANCO HOLDING S.A.	ITUB	Equity
ITW	ILLINOIS TOOL WORKS INC.	ITW	Equity
IVZ	INVESCO LTD	IVZ	Equity
IWM	ISHARES RUSSELL 2000 INDEX	IWM	ETF
IYR	ISHARES DOW JONES US REAL ESTATE	IYR	ETF
IYT	ISHARES DOW JONES TRANSPORTATION AVERAGE	IYT	ETF
JACK	JACK IN THE BOX, INC	JACK	Equity
JAZZ	JAZZ PHARMACEUTICALS PLC	JAZZ	Equity
JBHT	JB HUNT TRANSPORT SERVICES INC.	JBHT	Equity
JBLU	JETBLUE AIRWAYS CORPORATI	JBLU	Equity
JCI	JOHNSON CONTROLS INTERNATIONAL PLC	JCI	Equity
JCP	J. C. PENNEY COMPANY, INC.	JCP	Equity
JD	JD.COM, INC.	JD	Equity
JDST	DIREXION DAILY JR GLD MNRS BEAR 3X ETF	JDST	ETF
JKS	JINKOSOLAR HOLDING COMPANY LIMITED	JKS	Equity
JNJ	JOHNSON & JOHNSON	JNJ	Equity
JNK	SPDR BARCLAYS HIGH YIELD BOND	JNK	ETF
JNPR	JUNIPER NETWORKS, INC.	JNPR	Equity
JNUG	DIREXION DAILY JR GLD MNRS BULL 3X ETF	JNUG	ETF
JO	IPATH DOW JONES-UBS COFFEE TOT RET SUB-INDEXSM ETN	JO	Equity
JPM	JPMORGAN CHASE & COMPANY	JPM	Equity
JUNO	JUNO THERAPEUTICS INC.	JUNO	Equity
JWN	NORDSTROM INC.	JWN	Equity
K	KELLOGG COMPANY	K	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
KANG	IKANG HEALTHCARE GROUP, INC.	KANG	Equity
KBE	SPDR S&P BANK ETF	KBE	ETF
KBH	KB HOME	KBH	Equity
KBR	KBR, INC.	KBR	Equity
KCG	KNIGHT CAPITAL GROUP, INC.	KCG	Equity
KERX	KERYX BIOPHARMACEUTICALS INC.	KERX	Equity
KEY	KEYCORP	KEY	Equity
KGC	KINROSS GOLD CORPORATION	KGC	Equity
KHC	THE KRAFT HEINZ COMPANY	KHC	Equity
KITE	KITE PHARMA, INC.	KITE	Equity
KKR	KKR & CO. LP	KKR	Equity
KMB	KIMBERLY-CLARK CORPORATION	KMB	Equity
KMI	KINDER MORGAN, INC.	KMI	Equity
KMX	CARMAX INC.	KMX	Equity
KNDI	KANDI TECHNOLOGIES CORPORATION	KNDI	Equity
KO	THE COCA-COLA COMPANY	KO	Equity
KORS	MICHAEL KORS HOLDINGS LIMITED	KORS	Equity
KR	THE KROGER COMPANY	KR	Equity
KRE	SPDR S&P REGIONAL BANKING ETF	KRE	ETF
KSS	KOHL'S CORPORATION	KSS	Equity
KSU	KANSAS CITY SOUTHERN	KSU	Equity
KTOS	KRATOS DEFENSE & SECURITY SOLUTIONS, INC.	KTOS	Equity
LABD	DIREXION DAILY S&P BIOTECH BEAR 3X ETF	LABD	ETF
LABU	DIREXION DAILY S&P BIOTECH BULL 3X ETF	LABU	ETF
LAZ	LAZARD LTD.	LAZ	Equity
LB	L BRANDS, INC.	LB	Equity
LBTYA	LIBERTY GLOBAL INC	LBTYA	Equity
LC	LENDINGCLUB CORPORATION	LC	Equity
LCI	LANNETT COMPANY, INC.	LCI	Equity
LDOS	LUMOS NETWORKS CORPORATION	LDOS	Equity
LE	LANDS' END, INC.	LE	Equity
LEN	LENNAR CORPORATION	LEN	Equity
LFC	CHINA LIFE INSURANCE CO., LTD.	LFC	Equity
LITE	LUMENTUM HOLDINGS INC.	LITE	Equity
LJPC	LA JOLLA PHARMACEUTICAL COMPANY	LJPC	Equity
LKQ	LKQ CORPORATION	LKQ	Equity
LL	LUMBER LIQUIDATORS HOLDINGS INC	LL	Equity
LLY	ELI LILLY AND COMPANY	LLY	Equity
LM	LEGG MASON INC.	LM	Equity
LMT	LOCKHEED MARTIN CORPORATION	LMT	Equity
LNC	LINCOLN NATIONAL CORPORATION	LNC	Equity
LNG	CHENIERE ENERGY, INC.	LNG	Equity
LOGI	LOGITECH INTERNATIONAL S.A.	LOGI	Equity
LOW	LOWE'S COMPANIES INC.	LOW	Equity
LPX	LOUISIANA-PACIFIC CORPORATION	LPX	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
LQD	ISHARES IBOXX $ INVST GRADE CRP BOND	LQD	ETF
LRCX	LAM RESEARCH CORPORATION	LRCX	Equity
LULU	LULULEMON ATHLETICA INC.	LULU	Equity
LUV	SOUTHWEST AIRLINES COMPANY	LUV	Equity
LVLT	LEVEL3 COMMUNICATIONS (REVERSE SPLIT)	LVLT	Equity
LVS	LAS VEGAS SANDS CORPORATION	LVS	Equity
LXRX	LEXICON PHARMACEUTICALS, INC.	LXRX	Equity
LYB	LYONDELLBASELL INDUSTRIES NV	LYB	Equity
LYG	LLOYDS BANKING GROUP PLC ADR	LYG	Equity
M	MACY'S, INC.	M	Equity
MA	MASTERCARD INCORPORATED	MA	Equity
MACK	MERRIMACK PHARMACEUTICALS INC	MACK	Equity
MAN	MANPOWERGROUP INC.	MAN	Equity
MAR	MARRIOTT INTERNATIONAL, INC.	MAR	Equity
MAS	MASCO CORP.	MAS	Equity
MAT	MATTEL, INC.	MAT	Equity
MBI	MBIA INC.	MBI	Equity
MCD	MCDONALD'S CORPORATION	MCD	Equity
MCHP	MICROCHIP TECHNOLOGY INC	MCHP	Equity
MCK	MCKESSON CORPORATION	MCK	Equity
MCO	MOODY'S CORPORATION	MCO	Equity
MDCO	THE MEDICINES COMPANY	MDCO	Equity
MDLZ	MONDELEZ INTERNATIONAL, INC.	MDLZ	Equity
MDR	MCDERMOTT INTRNATIONAL INC	MDR	Equity
MDT	MEDTRONIC, INC.	MDT	Equity
MDY	SPDR S&P MIDCAP 400	MDY	ETF
MEET	MEETME, INC.	MEET	Equity
MELI	MERCADOLIBRE INC	MELI	Equity
MET	METLIFE, INC.	MET	Equity
MFIN	MEDALLION FINANCIAL CORPORATION	MFIN	Equity
MGA	MAGNA INTERNATIONAL INC.	MGA	Equity
MGM	MGM RESORTS INTERNATIONAL	MGM	Equity
MIC	MACQUARIE INFRASTRUCTURE COMPANY TRUST	MIC	Equity
MIDD	THE MIDDLEBY CORPORATION	MIDD	Equity
MLCO	MELCO RESORTS & ENTERTAINMENT LIMITED	MLCO	Equity
MLM	MARTIN MARIETTA MATERIALS INC	MLM	Equity
MLNX	MELLANOX TECHNOLOGIES, LTD.	MLNX	Equity
MMM	3M COMPANY	MMM	Equity
MMP	MAGELLAN MIDSTREAM PARTNERS L.P	MMP	Equity
MNK	MALLINCKRODT PLC	MNK	Equity
MNKD	MANNKIND CORPORATION	MNKD	Equity
MNST	MONSTER BEVERAGE CORPORATION	MNST	Equity
MO	ALTRIA GROUP INC.	MO	Equity
MOMO	MOMO INC.	MOMO	Equity
MON	MONSANTO COMPANY	MON	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
MOS	THE MOSAIC COMPANY	MOS	Equity
MPC	MARATHON PETROLEUM CORPORATION	MPC	Equity
MPLX	MPLX LP	MPLX	Equity
MPW	MEDICAL PROPERTIES TRUST INC	MPW	Equity
MRK	MERCK & COMPANY INC.	MRK	Equity
MRO	MARATHON OIL CORPORATION	MRO	Equity
MRVL	MARVELL TECHNOLOGY GROUP LTD.	MRVL	Equity
MS	MORGAN STANLEY	MS	Equity
MSCC	MICROSEMI CORPORATION	MSCC	Equity
MSFT	MICROSOFT CORPORATION	MSFT	Equity
MSI	MOTOROLA INC (REVERSE SPLIT)	MSI	Equity
MT	ARCELORMITTAL	MT	Equity
MTB	M & T BANK CORP	MTB	Equity
MTCH	MATCH GROUP, INC.	MTCH	Equity
MTDR	MATADOR RESOURCES COMPANY	MTDR	Equity
MTG	MGIC INVESTMENT CORPORATION	MTG	Equity
MTOR	MERITOR, INC.	MTOR	Equity
MTW	THE MANITOWOC COMPANY, INC.	MTW	Equity
MTZ	MASTEC INC	MTZ	Equity
MU	MICRON TECHNOLOGY INC.	MU	Equity
MUR	MURPHY OIL CORPORATION	MUR	Equity
MUX	MCEWEN MINING INC.	MUX	Equity
MXIM	MAXIM INTEGRATED PROD. IN	MXIM	Equity
MYGN	MYRIAD GENETICS INC	MYGN	Equity
MYL	MYLAN, INC.	MYL	Equity
NAT	NORDIC AMERICAN TANKERS LTD	NAT	Equity
NAV	NAVISTAR INTERNATIONAL CORPORATION	NAV	Equity
NAVI	NAVIENT CORPORATION	NAVI	Equity
NBIX	NEUROCRINE BIOSCIENCES	NBIX	Equity
NBL	NOBLE ENERGY INC	NBL	Equity
NBR	NABORS INDUSTRIES LTD.	NBR	Equity
NCLH	NORWEGIAN CRUISE LINE HOLDINGS LTD.	NCLH	Equity
NDAQ	NASDAQ OMX GROUP	NDAQ	Equity
NE	NOBLE CORPORATION PLC	NE	Equity
NEE	NEXTERA ENERGY, INC.	NEE	Equity
NEM	NEWMONT MINING CORPORATION	NEM	Equity
NFLX	NETFLIX, INC.	NFLX	Equity
NFX	NEWFIELD EXPLORATION COMPANY	NFX	Equity
NG	NOVAGOLD RESOURCES INC (DIST)	NG	Equity
NGD	NEW GOLD, INC.	NGD	Equity
NGL	NGL ENERGY PARTNERS L.P.	NGL	Equity
NKE	NIKE INC.	NKE	Equity
NKTR	NEKTAR THERAPEUTICS	NKTR	Equity
NLNK	NEWLINK GENETICS CORP.	NLNK	Equity
NLSN	NIELSEN HOLDINGS NV	NLSN	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
NLY	ANNALY CAPITAL MANAGEMENT, INC.	NLY	Equity
NOC	NORTHROP GRUMMAN CORP	NOC	Equity
NOK	NOKIA CORPORATION	NOK	Equity
NOV	NATIONAL OILWELL VARCO, INC.	NOV	Equity
NOW	SERVICENOW INC.	NOW	Equity
NQ	NQ MOBILE INC.	NQ	Equity
NRG	NRG ENERGY, INC.	NRG	Equity
NRZ	NEW RESIDENTIAL INVESTMENT CORP.	NRZ	Equity
NSC	NORFOLK SOUTHERN CORPORATION	NSC	Equity
NTAP	NETAPP, INC.	NTAP	Equity
NTES	NETEASE, INC.	NTES	Equity
NUAN	NUANCE COMMUNICATIONS, INC.	NUAN	Equity
NUE	NUCOR CORPORATION	NUE	Equity
NUGT	DIREXION DAILY GOLD MINERS BULL 3X SHRS	NUGT	ETF
NUS	NU SKIN ENTERPRISES INC.	NUS	Equity
NVAX	NOVAVAX, INC	NVAX	Equity
NVDA	NVIDIA CORPORATION	NVDA	Equity
NVO	NOVO NORDISK	NVO	Equity
NVS	ALCON INC (MERGER)	NVS	Equity
NWL	NEWELL RUBBERMAID, INC.	NWL	Equity
NXST	NEXSTAR BROADCASTING GROUP, INC.	NXST	Equity
NYCB	NEW YORK COMM. BANCORP	NYCB	Equity
NYMX	NYMOX PHARMACEUTICAL CORPORATION	NYMX	Equity
O	REALTY INCOME CORPORATION	O	Equity
OAS	OASIS PETROLEUM INC.	OAS	Equity
OCLR	OCLARO, INC.	OCLR	Equity
OCN	OCWEN FINANCIAL CORPORATION	OCN	Equity
OCUL	OCULAR THERAPEUTIX, INC.	OCUL	Equity
ODP	OFFICE DEPOT, INC.	ODP	Equity
OHI	OMEGA HEALTHCARE INVESTORS, INC.	OHI	Equity
OIH	MARKET VECTORS OIL SERVICES ETF	OIH	ETF
OIL	IPATH S&P GSCI CRUDE OIL TOT RTRN INDEX ETN	OIL	ETF
OKE	ONEOK, INC.	OKE	Equity
OKS	ONEOK PARTNERS, L.P.	OKS	Equity
OLED	CAMBRIDGE DISPLAY TECHNOLOGY INC.	OLED	Equity
OLN	OLIN CORP.	OLN	Equity
OMF	ONEMAIN HOLDINGS, INC.	OMF	Equity
ON	ON SEMICONDUCTOR CORPORATION	ON	Equity
ONVO	ORGANOVO HOLDINGS, INC.	ONVO	Equity
OPHT	OPHTHOTECH CORPORATION	OPHT	Equity
OPK	OPKO HEALTH, INC.	OPK	Equity
ORCL	ORACLE CORPORATION	ORCL	Equity
OREX	OREXIGEN THERAPEUTICS INC	OREX	Equity
ORIG	OCEAN RIG UDW INC.	ORIG	Equity
ORLY	O'REILLY AUTOMOTIVE INC.	ORLY	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
OUT	OUTFRONT MEDIA INC.	OUT	Equity
OXY	OCCIDENTAL PETROLEUM CORPORATION	OXY	Equity
P	PANDORA MEDIA, INC.	P	Equity
PAA	PLAINS ALL AMERICAN PIPELINE, LP	PAA	Equity
PAAS	PAN AMERICAN SILVER CORPORATION	PAAS	Equity
PAGP	PLAINS GP HOLDINGS, L.P.	PAGP	Equity
PAH	PLATFORM SPECIALTY PRODUCTS CORPORATION	PAH	Equity
PANW	PALO ALTO NETWORKS INC	PANW	Equity
PAY	VERIFONE SYSTEMS, INC.	PAY	Equity
PAYC	PAYCOM SOFTWARE, INC.	PAYC	Equity
PAYX	PAYCHEX, INC	PAYX	Equity
PBF	PBF ENERGYINC.	PBF	Equity
PBI	PITNEY BOWES INC.	PBI	Equity
PBR	PETROLEO BRASILEIRO PETROBRAS SA	PBR	Equity
PBYI	PUMA BIOTECHNOLOGY, INC.	PBYI	Equity
PCAR	PACCAR INC.	PCAR	Equity
PCLN	PRICELINE.COM INCORPORATED	PCLN	Equity
PCRX	PACIRA PHARMACEUTICALS, INC./DE	PCRX	Equity
PE	PARSLEY ENERGY, INC.	PE	Equity
PENN	PENN NATIONAL GAMING INC	PENN	Equity
PEP	PEPSICO, INC.	PEP	Equity
PF	PINNACLE FOODS, INC.	PF	Equity
PFE	PFIZER INC.	PFE	Equity
PG	PROCTER & GAMBLE COMPANY	PG	Equity
PGR	PROGRESSIVE CORPORATION	PGR	Equity
PH	PARKER-HANNIFIN CORP	PH	Equity
PHM	PULTEGROUP, INC.	PHM	Equity
PII	POLARIS INDUSTRIES, INC.	PII	Equity
PKG	PACKAGING CORP OF AMERICA	PKG	Equity
PLCE	CHILDREN'S PLACE RETAIL	PLCE	Equity
PLD	PROLOGIS INC.	PLD	Equity
PLUG	PLUG POWER INC	PLUG	Equity
PM	PHILIP MORRIS INTERNATIONAL, INC.	PM	Equity
PNC	PNC FINANCIAL SERVICES GROUP INC.	PNC	Equity
PNRA	PANERA BREAD COMPANY	PNRA	Equity
POST	POST HOLDINGS, INC.	POST	Equity
POT	POTASH CORPORATION OF SASKATCHEWAN, INC.	POT	Equity
PPG	PPG INDUSTRIES INC.	PPG	Equity
PPL	PPL CORPORATION	PPL	Equity
PRGO	PERRIGO COMPANY	PRGO	Equity
PRU	PRUDENTIAL FINANCIAL, INC.	PRU	Equity
PRXL	PAREXEL INTL	PRXL	Equity
PSA	PUBLIC STORAGE	PSA	Equity
PSEC	PROSPECT CAPTIAL CORPORATION	PSEC	Equity
PSTG	PURE STORAGE, INC.	PSTG	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
PSX	PHILLIPS 66	PSX	Equity
PTC	PTC INC.	PTC	Equity
PTCT	PTC THERAPEUTICS, INC.	PTCT	Equity
PTEN	PATTERSON-UTI ENERGY INC.	PTEN	Equity
PTLA	PORTOLA PHARMACEUTICALS, INC.	PTLA	Equity
PVG	PRETIUM RESOURCES, INC.	PVG	Equity
PVH	PVH CORP.	PVH	Equity
PWE	PENN WEST PETROLEUM LTD.	PWE	Equity
PWR	QUANTA SERVICES, INC.	PWR	Equity
PX	PRAXAIR, INC	PX	Equity
PXD	PIONEER NATURAL RESOURCES COMPANY	PXD	Equity
PYPL	PAYPAL HOLDINGS, INC.	PYPL	Equity
PZZA	PAPA JOHN'S INTERNATIONAL, INC.	PZZA	Equity
Q	QUINTILES TRANSNATIONAL HOLDINGS, INC.	Q	Equity
QCOM	QUALCOMM INCORPORATED	QCOM	Equity
QEP	QEP RESOURCES INC.	QEP	Equity
QID	PROSHARES ULTRASHORT QQQ	QID	ETF
QLD	PROSHARES ULTRA QQQ	QLD	ETF
QQQ	POWERSHARES QQQ	QQQ	ETF
QRVO	QORVO, INC.	QRVO	Equity
RAD	RITE AID CORPORATION	RAD	Equity
RAI	REYNOLDS AMERICAN INC.	RAI	Equity
RBS	ROYAL BANK OF SCOTLAND GROUP PLC	RBS	Equity
RCII	RENT-A_CENTER, INC.	RCII	Equity
RCL	ROYAL CARIBBEAN CRUISES LTD.	RCL	Equity
RDC	ROWAN COMPANIES PLC	RDC	Equity
RDSA	ROYAL DUTCH SHELL PLC	RDSA	Equity
RDSB	ROYAL DUTCH SHELL PLC CL B	RDSB	Equity
RDUS	RADIUS HEALTH, INC.	RDUS	Equity
RDWR	RADWARE LTD.	RDWR	Equity
REGN	REGENERON PHARMACEUTICALS	REGN	Equity
REN	RESOLUTE ENERGY CORPORATION	REN	Equity
RES	RPC INC	RES	Equity
RESI	ALTISOURCE RESIDENTIAL CORPORATION	RESI	Equity
RF	REGIONS FINANCIAL CORPORATION	RF	Equity
RGLD	ROYAL GOLD, INC.	RGLD	Equity
RGR	STURM, RUGER & COMPANY INC.	RGR	Equity
RH	RESTORATION HARDWARE HOLDINGS, INC	RH	Equity
RHT	RED HAT, INC.	RHT	Equity
RICE	RICE ENERGY INC.	RICE	Equity
RIG	TRANSOCEAN LTD.	RIG	Equity
RIO	RIO TINTO PLC	RIO	Equity
RL	RALPH LAUREN CORPORATION	RL	Equity
RMBS	RAMBUS INC	RMBS	Equity
ROK	ROCKWELL AUTOMATION	ROK	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
ROST	ROSS STORES INC.	ROST	Equity
RRC	RANGE RESOURCES CORPORATION	RRC	Equity
RSPP	RSP PERMIAN, INC.	RSPP	Equity
RSX	MARKET VECTORS RUSSIA ETF	RSX	ETF
RTN	RAYTHEON COMPANY	RTN	Equity
RTRX	RETROPHIN, INC.	RTRX	Equity
RY	ROYAL BANK OF CANADA	RY	Equity
S	SPRINT CORPORATION	S	Equity
SA	SEABRIDGE GOLD INC	SA	Equity
SAGE	SAGE THERAPEUTICS, INC.	SAGE	Equity
SAND	SANDSTORM GOLD LTD.	SAND	Equity
SAVE	SPIRIT AIRLINES, INC.	SAVE	Equity
SBAC	SBA COMMUNICATION CORP	SBAC	Equity
SBGI	SINCLAIR BROADCASTING GRP	SBGI	Equity
SBGL	SIBANYE GOLD LIMITED	SBGL	Equity
SBUX	STARBUCKS CORPORATION	SBUX	Equity
SC	SANTANDER CONSUMER USA HOLDINGS INC.	SC	Equity
SCCO	SOUTHERN COPPER CORPORATION	SCCO	Equity
SCHW	THE CHARLES SCHWAB CORPORATION	SCHW	Equity
SCO	PROSHARE ULTRASHORT DJ UBS CRUDE OIL	SCO	ETF
SCSS	SELECT COMFORT CORPORATION	SCSS	Equity
SDRL	SEADRILL LIMITED	SDRL	Equity
SDS	PROSHARES ULTRASHORT S&P500	SDS	ETF
SEAS	SEAWORLD ENTERTAINMENT, INC.	SEAS	Equity
SEDG	SOLAREDGE TECHNOLOGIES, INC.	SEDG	Equity
SEE	SEALED AIR CORP	SEE	Equity
SEMG	SEMGROUP CORPORATION	SEMG	Equity
SERV	SERVICEMASTER GLOBAL HOLDINGS, INC.	SERV	Equity
SFL	SHIP FINANCE INTERNATIONAL LIMITED	SFL	Equity
SFLY	SHUTTERFLY INC	SFLY	Equity
SFM	SPROUTS FARMERS MARKET, INC.	SFM	Equity
SGMS	SCIENTIFIC GAMES CORPORATION	SGMS	Equity
SGYP	SYNERGY PHARMACEUTICALS, INC.	SGYP	Equity
SH	PROSHARES SHORT S&P 500	SH	Equity
SHAK	SHAKE SHACK INC.	SHAK	Equity
SHLD	SEARS HOLDINGS CORPORATION	SHLD	Equity
SHOP	SHOPIFY INC.	SHOP	Equity
SHPG	SHIRE PLC ADS	SHPG	Equity
SHW	THE SHERWIN-WILLIAMS COMPANY	SHW	Equity
SIG	SIGNET JEWELERS LIMITEDSHS	SIG	Equity
SINA	SINA CORPORATION	SINA	Equity
SIRI	SIRIUS XM RADIO INC.	SIRI	Equity
SJM	J M SMUCKER COMPANY (THE)	SJM	Equity
SKX	SKETCHERS USA INCORPORATED	SKX	Equity
SLB	SCHLUMBERGER LIMITED	SLB	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
SLCA	US SILICA HOLDINGS INC.	SLCA	Equity
SLV	ISHARES SILVER TRUST	SLV	ETF
SM	SM ENERGY COMPANY	SM	Equity
SMG	THE SCOTTS MIRACLE-GRO COMPANY	SMG	Equity
SMH	MARKET VECTORS SEMICONDUCTOR ETF	SMH	ETF
SMLP	SUMMIT MIDSTREAM PARTNERS	SMLP	Equity
SN	SANCHEZ ENERGY CORP.	SN	Equity
SNAP	SNAP, INC	SNAP	Equity
SNE	SONY CORPORATION	SNE	Equity
SNI	SCRIPPS NETWORKS INTERACTIVE	SNI	Equity
SNY	SANOFI	SNY	Equity
SO	SOUTHERN COMPANY	SO	Equity
SODA	SODASTREAM INTERNATIONAL LTD.	SODA	Equity
SONC	SONIC CORPORATION	SONC	Equity
SPG	SIMON PROPERTY GROUP INC.	SPG	Equity
SPLK	SPLUNK, INC.	SPLK	Equity
SPLS	STAPLES, INC.	SPLS	Equity
SPN	SUPERIOR ENERGY SERVICES, INC	SPN	Equity
SPWR	SUNPOWER CORPORATION	SPWR	Equity
SPXL	DIREXION DAILY S&P 500 BULL 3X SHARES	SPXL	ETF
SPXS	DIREXION DAILY S&P 500 BEAR 3X SHARES (1:5 REVERSE	SPXS	ETF
SPXU	PROSHARES ULTRAPRO SHORT S&P500	SPXU	ETF
SPY	SPDR S&P 500 TRUST	SPY	ETF
SQ	SQUARE, INC.	SQ	Equity
SQQQ	PROSHARES ULTRAPRO SHORT QQQ	SQQQ	ETF
SRCL	STERICYCLE, INC.	SRCL	Equity
SRPT	SAREPTA THERAPEUTICS, INC.	SRPT	Equity
SSO	PROSHARES ULTRA S&P500	SSO	ETF
SSRI	SILVER STANDARD RESOURCES INC.	SSRI	Equity
SSW	SEASPAN CORPORATION	SSW	Equity
SSYS	STRATASYS INC.	SSYS	Equity
STI	SUNTRUST BANKS, INC.	STI	Equity
STLD	STEEL DYNAMICS INC	STLD	Equity
STM	STMICROELECTRONICS NV	STM	Equity
STMP	STAMPS.COM, INC	STMP	Equity
STNG	SCORPIO TANKERS, INC.	STNG	Equity
STT	STATE STREET CORPORATION	STT	Equity
STWD	STARWOOD PROPERTY TRUST, INC.	STWD	Equity
STX	SEAGATE TECHNOLOGY PUBLIC LIMITED COMPANY	STX	Equity
STZ	CONSTELLATION BRANDS INC.	STZ	Equity
SU	SUNCOR ENERGY INC.	SU	Equity
SUN	SUNOCO L.P.	SUN	Equity
SVU	SUPERVALU INC.	SVU	Equity
SVXY	PROSHARES SHORT VIX SHORT-TERM FUTURES	SVXY	Equity
SWFT	SWIFT TRANSPORATION COMPANY	SWFT	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
SWIR	SIERRA WIRELESS, INC	SWIR	Equity
SWKS	SKYWORKS SOLUTIONS INC.	SWKS	Equity
SWN	SOUTHWESTERN ENERGY COMPANY	SWN	Equity
SYF	SYNCHRONY FINANCIAL	SYF	Equity
SYK	STRYKER CORP	SYK	Equity
SYMC	SYMANTEC CORPORATION	SYMC	Equity
SYNA	SYNAPTICS, INC.	SYNA	Equity
SYT	SYNGENTA AG	SYT	Equity
SYY	SYSCO CORPORATION	SYY	Equity
T	AT&T, INC.	T	Equity
TAHO	TAHOE RESOURCES INC.	TAHO	Equity
TAP	MOLSON COORS BREWING CO.	TAP	Equity
TBT	PROSHARES ULTRASHORT 20+ YEAR TREASURY	TBT	ETF
TD	TORONTO DOMINION BANK	TD	Equity
TDC	TERADATA CORP.	TDC	Equity
TDG	TRANSDIGM GROUP, INC.	TDG	Equity
TDW	TIDEWATER INC.	TDW	Equity
TECK	TECK RESOURCES LIMITED	TECK	Equity
TER	TERADYNE,INC	TER	Equity
TERP	TERRAFORM POWER, INC.	TERP	Equity
TEVA	TEVA PHARMACEUTICAL INDUSTRIES LIMITED	TEVA	Equity
TEX	TEREX CORPORATION	TEX	Equity
TGP	TEEKAY LNG PARTNERS LP	TGP	Equity
TGT	TARGET CORPORATION	TGT	Equity
TGTX	TG THERAPEUTICS, INC.	TGTX	Equity
THC	TENET HEALTHCARE CORP (25 SHRS)	THC	Equity
THO	THOR INDUSTRIES INC	THO	Equity
TIF	TIFFANY & COMPANY	TIF	Equity
TIME	TIME INC.	TIME	Equity
TJX	THE TJX COMPANIES, INC.	TJX	Equity
TK	TEEKAY CORP	TK	Equity
TLRD	TAILORED BRANDS, INC.	TLRD	Equity
TLT	ISHARES BARCLAYS 20+ YEAR TREAS BOND	TLT	ETF
TMO	THERMO FISHER SCIENTIFIC INC.	TMO	Equity
TMUS	T-MOBILE US, INC.	TMUS	Equity
TMV	DIREXION DAILY 20 YEAR TREASURY BEAR 3X SHARES	TMV	ETF
TNA	DIREXION DAILY SMALL CAP BULL 3X SHARES	TNA	ETF
TOL	TOLL BROTHERS INC.	TOL	Equity
TOT	TOTAL SA	TOT	Equity
TPX	TEMPUR-PEDIC INTERNATIONAL INC.	TPX	Equity
TQQQ	PROSHARES ULTRA PRO QQQ	TQQQ	ETF
TRCO	TRIBUNE MEDIA COMPANY	TRCO	Equity
TRGP	TARGA RESOURCES CORP.	TRGP	Equity
TRIP	TRIPADVISOR INC.	TRIP	Equity
TRN	TRINITY INDUSTRIES INC.	TRN	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
TROW	T. ROWE PRICE GROUP INC.	TROW	Equity
TROX	TRONOX LTD.	TROX	Equity
TRP	TRANSCANADA CORP.	TRP	Equity
TRUE	TRUECAR, INC.	TRUE	Equity
TRV	THE TRAVELERS COMPANIES, INC.	TRV	Equity
TRVN	TREVENA, INC.	TRVN	Equity
TSCO	TRACTOR SUPPLY COMPANY	TSCO	Equity
TSEM	TOWER SEMICONDUCTOR LTD.	TSEM	Equity
TSLA	TESLA MOTORS, INC.	TSLA	Equity
TSM	TAIWAN SEMICONDUCTOR MFG. CO.	TSM	Equity
TSN	TYSON FOODS, INC.	TSN	Equity
TSO	TESORO CORPORATION	TSO	Equity
TSRO	TESARO, INC.	TSRO	Equity
TTM	TATA MOTORS LTD.	TTM	Equity
TTS	TILE SHOP HOLDINGS, INC.	TTS	Equity
TTWO	TAKE-TWO INTERACTIVE	TTWO	Equity
TUP	TUPPERWARE BRANDS CORP	TUP	Equity
TUR	ISHARES MSCI TURKEY	TUR	ETF
TV	GRUPO TELEVISA, S.A.B.	TV	Equity
TWLO	TWILIO, INC.	TWLO	Equity
TWTR	TWITTER INC.	TWTR	Equity
TWX	TIME WARNER INC.	TWX	Equity
TXMD	THERAPEUTICSMD, INC	TXMD	Equity
TXN	TEXAS INSTRUMENTS INC.	TXN	Equity
TXT	TEXTRON INC.	TXT	Equity
TZA	DIREXION DAILY SMALL CAP BEAR 3X SHARES	TZA	ETF
UA	UNDER ARMOUR, INC.	UA	Equity
UAA	UNDER ARMOUR, INC.	UAA	Equity
UAL	UNITED CONTINENTAL HOLDINGS, INC.	UAL	Equity
UBNT	UBIQUITI NETWORKS INC.	UBNT	Equity
UCO	PROSHARES ULTRA DJ-UBS CRUDE OIL	UCO	ETF
UEC	URANIUM ENERGY CORP	UEC	Equity
UL	UNILEVER PLC	UL	Equity
ULTA	ULTA SALON COSMETICS & FRAGRANCE INC	ULTA	Equity
UN	UNILEVER NV	UN	Equity
UNG	UNITED STATES NATURAL GAS	UNG	ETF
UNH	UNITEDHEALTH GROUP INCORPORATED	UNH	Equity
UNP	UNION PACIFIC CORPORATION	UNP	Equity
UNXL	UNI-PIXEL, INC.	UNXL	Equity
UPRO	PROSHARES ULTRAPRO S&P 500	UPRO	ETF
UPS	UNITED PARCEL SERVICE, INC.	UPS	Equity
URA	GLOBAL X URANIUM ETF	URA	ETF
URBN	URBAN OUTFITTERS INC	URBN	Equity
URI	UNITED RENTALS, INC.	URI	Equity
USB	U.S. BANCORP	USB	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
USCR	U.S. CONCRETE, INC.	USCR	Equity
USG	USG CORPORATION	USG	Equity
USO	UNITED STATES OIL FUND	USO	ETF
UTX	UNITED TECHNOLOGIES CORPORATION	UTX	Equity
UUP	POWERSHARES DB US DOLLAR INDEX BULLISH	UUP	ETF
UVV	UNIVERSAL CORPORATION	UVV	Equity
UVXY	PROSHARES ULTRA VIX SHORT-TERM FUT ETF	UVXY	ETF
V	VISA INC.	V	Equity
VAL	VALSPAR CORPORATION (THE)	VAL	Equity
VALE	VALE S.A.	VALE	Equity
VEEV	VEEVA SYSTEMS INC.	VEEV	Equity
VEON	VEON LTD.	VEON	Equity
VFC	VF CORPORATION	VFC	Equity
VGK	VANGUARD FTSE EUROPE ETF	VGK	ETF
VHC	VIRNETX HOLDING CORP	VHC	Equity
VIAB	VIACOM, INC.	VIAB	Equity
VIAV	VIAVI SOLUTIONS INC.	VIAV	Equity
VIPS	VIPSHOP HOLDINGS LIMITED	VIPS	Equity
VIXY	PROSHARES VIX SHORT-TERM FUTURES ETF	VIXY	ETF
VLO	VALERO ENERGY CORPORATION	VLO	Equity
VMC	VULCAN MATERIALS COMPANY	VMC	Equity
VMW	VMWARE, INC.	VMW	Equity
VNQ	VANGUARD REIT ETF	VNQ	ETF
VOD	VODAFONE GROUP PUBLIC LIMITED COMPANY	VOD	Equity
VRSN	VERISIGN, INC.	VRSN	Equity
VRTX	VERTEX PHARMACEUTICALS INCORPORATED	VRTX	Equity
VRX	VALEANT PHARMACEUTICALS INTERNATIONAL, INC.	VRX	Equity
VSTO	VISTA OUTDOOR INC.	VSTO	Equity
VTR	VENTAS, INC.	VTR	Equity
VUZI	VUZIX CORPORATION	VUZI	Equity
VXX	IPATH S&P 500 VIX ST FUTURES ETN	VXX	ETF
VZ	VERIZON COMMUNICATIONS INC.	VZ	Equity
W	WAYFAIR INC.	W	Equity
WATT	ENERGOUS CORPORATION	WATT	Equity
WB	WEIBO CORP. (ADR)	WB	Equity
WBA	WALGREENS BOOTS ALLIANCE, INC.,	WBA	Equity
WBMD	WEBMD HEALTH CORP.	WBMD	Equity
WDAY	WORKDAY, INC.	WDAY	Equity
WDC	WESTERN DIGITAL CORPORATION	WDC	Equity
WDR	WADDELL & REED FINANCIAL	WDR	Equity
WEN	THE WENDY'S COMPANY	WEN	Equity
WETF	WISDOMTREE INVESTMENTS, INC	WETF	Equity
WFC	WELLS FARGO & COMPANY	WFC	Equity
WFM	WHOLE FOODS MARKET, INC.	WFM	Equity
WFT	WEATHERFORD INTERNATIONAL LTD.	WFT	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
WHR	WHIRLPOOL CORPORATION	WHR	Equity
WIN	WINDSTREAM CORPORATION	WIN	Equity
WLK	WESTLAKE CHEMICAL CORP	WLK	Equity
WLL	WHITING PETROLEUM CORPORATION	WLL	Equity
WM	WASTE MANAGEMENT, INC.	WM	Equity
WMB	WILLIAMS COMPANIES, INC.	WMB	Equity
WMT	WAL-MART STORES INC.	WMT	Equity
WPM	WHEATON PRECIOUS METALS CORPORATION	WPM	Equity
WPX	WPX ENERGY INC.	WPX	Equity
WPZ	WILLIAMS PARTNERS LP	WPZ	Equity
WRK	WESTROCK COMPANY	WRK	Equity
WSM	WILLIAMS-SONOMA INC	WSM	Equity
WTW	WEIGHT WATCHERS INTL., INC.	WTW	Equity
WU	THE WESTERN UNION COMPANY	WU	Equity
WUBA	58.COM INC.	WUBA	Equity
WY	WEYERHAEUSER COMPANY	WY	Equity
WYN	WYNDHAM WORLDWIDE CORP	WYN	Equity
WYNN	WYNN RESORTS LTD.	WYNN	Equity
X	UNITED STATES STEEL CORPORATION	X	Equity
XBI	SPDR S&P BIOTECH ETF	XBI	ETF
XHB	SPDR S&P HOMEBUILDERS	XHB	ETF
XLB	MATERIALS SELECT SECTOR SPDR	XLB	ETF
XLE	ENERGY SELECT SECTOR SPDR	XLE	ETF
XLF	FINANCIAL SELECT SECTOR SPDR	XLF	ETF
XLI	INDUSTRIAL SELECT SECTOR SPDR	XLI	ETF
XLK	TECHNOLOGY SELECT SECTOR SPDR	XLK	ETF
XLNX	XILINX INC.	XLNX	Equity
XLP	CONSUMER STAPLES SELECT SECTOR SPDR	XLP	ETF
XLRE	REAL ESTATE SELECT SECTOR SPDR	XLRE	Equity
XLU	UTILITIES SELECT SECTOR SPDR	XLU	ETF
XLV	HEALTH CARE SELECT SECTOR SPDR	XLV	ETF
XLY	CONSUMER DISCRETIONARY SELECT SPDR	XLY	ETF
XME	SPDR S&P METALS & MINING	XME	ETF
XOM	EXXON MOBIL CORPORATION	XOM	Equity
XON	INTREXON CORPORATION	XON	Equity
XOP	SPDR S&P OIL & GAS EXPLORATION & PROD	XOP	ETF
XPO	XPO LOGISTICS, INC.	XPO	Equity
XRT	SPDR S&P RETAIL	XRT	ETF
XRX	XEROX CORPORATION	XRX	Equity
YELP	YELP, INC.	YELP	Equity
YHOO	YAHOO! INC.	YHOO	Equity
YNDX	YANDEX NV	YNDX	Equity
YPF	YPF S.A.	YPF	Equity
YRCW	YRC WORLDWIDE INC (REVERSE SPLIT)	YRCW	Equity
YUM	YUM! BRANDS, INC.	YUM	Equity

Underlying Symbol	Underlying Name	Options Symbol	Instrument Type
YY	YY INC.	YY	Equity
Z	ZILLOW GROUP, INC.	Z	Equity
ZAYO	ZAYO GROUP HOLDINGS, INC.	ZAYO	Equity
ZEN	ZENDESK, INC.	ZEN	Equity
ZION	ZIONS BANCORP	ZION	Equity
ZIOP	ZIOPHARM ONCOLOGY, INC.	ZIOP	Equity
ZNGA	ZYNGA, INC.	ZNGA	Equity
ZTS	ZOETIS INC.	ZTS	Equity